EXHIBIT 1
SUN LIFE FINANCIAL INC.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

FINANCIAL REPORTING RESPONSIBILITIES
Financial Reporting Responsibilities
Management is responsible for preparing the consolidated financial statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with Canadian generally accepted accounting principles. It also includes ensuring the use of appropriate accounting policies and estimates in the disclosure of the information which was prepared following accounting principles generally accepted in the United States of America. The financial information presented elsewhere in the annual report to shareholders is consistent with these statements.
The Board of Directors (Board) oversees management’s responsibilities for financial reporting. An Audit and Conduct Review Committee of non-management directors is appointed by the Board to review the consolidated financial statements and report to the directors prior to their approval of the consolidated financial statements for issuance to shareholders.
Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.
The Audit and Conduct Review Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Appointed Actuary have full and unrestricted access to the Audit and Conduct Review Committee, with and without the presence of management.
The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act of Canada and to ensure that the interests of policyholders, depositors and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.
The Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act of Canada, and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 10 on page 25. The report of the Appointed Actuary appears on page 49.
The Company’s external auditors, Deloitte & Touche LLP, Chartered Accountants, conduct an independent examination of the financial statements and meet separately with both management and the Audit and Conduct Review Committee to discuss the results of their examination. The auditors’ report to the shareholders appears on page 49.
Donald A. Stewart
Chief Executive Officer
Paul W. Derksen
Executive Vice-President and Chief Financial Officer
Toronto, February 13, 2006

Sun Life Financial Inc.

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Operations
YEARS ENDED DECEMBER 31 (in millions of Canadian dollars, except for per share amounts)

		2005	2004 *	2003 *

REVENUE
Premium income:
Annuities		$4,556	$4,588	$4,805
Life insurance		5,683	5,948	6,325
Health insurance		2,701	2,367	2,413

		12,940	12,903	13,543
Net investment income (Note 6)		6,079	5,924	5,703
Fee income		2,899	2,903	2,810

		21,918	21,730	22,056

POLICY BENEFITS AND EXPENSES
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		5,922	5,726	6,050
Annuity payments		1,473	1,495	1,567
Death and disability benefits		2,397	2,458	2,488
Health benefits		1,885	1,737	1,696
Policyholder dividends and interest on claims and deposits		1,125	1,116	1,125

		12,802	12,532	12,926
Net transfers to segregated funds		704	582	544
Increase in actuarial liabilities (Note 10)		872	1,425	1,510
Commissions		1,726	1,916	1,848
Operating expenses (Note 16)		2,921	2,831	3,088
Premium taxes		190	182	171
Interest expense (Notes 11, 12 and 13)		273	278	292

		19,488	19,746	20,379

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS		2,430	1,984	1,677
Income taxes expense (Note 19)		531	263	357
Non-controlling interests in net income of subsidiaries (Note 14)		23	28	14

TOTAL NET INCOME		1,876	1,693	1,306
Less: Participating policyholders’ net income (loss)		9	13	(1)

SHAREHOLDERS’ NET INCOME		1,867	1,680	1,307
Less: Preferred shareholder dividends		24	—	—

COMMON SHAREHOLDERS’ NET INCOME		$1,843	$1,680	$1,307

Average exchange rates:
	U.S. Dollars	1.21	1.30	1.40
	U.K. Pounds	2.21	2.38	2.29

* As restated for adoption of Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 (AcG 15), Consolidation of Variable Interest Entities (Note 2).

Earnings per share (Note 17)
Basic		$3.14	$2.81	$2.15
Diluted		$3.12	$2.79	$2.15

Weighted average shares outstanding in millions (Note 17)
Basic		587	599	608
Diluted		590	602	608
The attached notes form part of these consolidated financial statements.

www.sunlife.com Annual Report 2005

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets
AS AT DECEMBER 31 (in millions of Canadian dollars)

		2005	2004 *

ASSETS
Bonds (Note 6)		$66,154	$64,496
Mortgages (Note 6)		14,561	13,862
Stocks (Note 6)		3,856	3,463
Real estate (Note 6)		3,241	3,148
Cash, cash equivalents and short-term securities		5,091	5,958
Policy loans and other invested assets		5,689	5,984

Invested assets		98,592	96,911
Goodwill (Note 8)		5,963	5,471
Intangible assets (Note 8)		801	751
Other assets (Note 9)		5,510	4,670

Total general fund assets		$110,866	$107,803

Segregated funds net assets		$60,984	$56,564

LIABILITIES AND EQUITY
Actuarial liabilities and other policy liabilities (Note 10)		$77,489	$76,056
Amounts on deposit		3,382	3,144
Deferred net realized gains (Note 6)		3,859	3,466
Senior debentures (Note 11)		2,492	1,920
Other liabilities (Note 12)		6,592	7,152

Total general fund liabilities		93,814	91,738
Subordinated debt (Note 13)		1,456	1,462
Non-controlling interests in subsidiaries (Note 14)		50	188
Total equity		15,546	14,415

Total general fund liabilities and equity		$110,866	$107,803

Segregated funds contract liabilities		$60,984	$56,564

December 31 exchange rates:
	U.S. Dollars	1.17	1.20
	U.K. Pounds	2.00	2.32

*	As restated for adoption of AcG 15 (Note 2).
The attached notes form part of these consolidated financial statements.
Approved on behalf of the Board of Directors,
Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director

Sun Life Financial Inc.

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Equity
YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)

	PARTICIPATING
	POLICYHOLDERS	SHAREHOLDERS	2005	2004 *	2003 *

PREFERRED SHARES
Balance, beginning of year	$—	$—	$—	$—	$—
Preferred shares issued (Note 15)	—	725	725	—	—
Issuance costs, net of taxes (Note 15)	—	(13)	(13)	—	—

Balance, end of year	—	712	712	—	—

COMMON SHARES
Balance, beginning of year	—	7,238	7,238	7,289	7,420
Common shares issued, net of issuance costs, as consideration for business acquisition (Notes 3 and 15)	—	—	—	—	63
Stock options exercised (Note 18)	—	99	99	75	28
Common shares purchased for cancellation (Note 15)	—	(164)	(164)	(126)	(222)

Balance, end of year	—	7,173	7,173	7,238	7,289

CONTRIBUTED SURPLUS
Balance, beginning of year	—	70	70	76	57
Stock based compensation (Note 18)	—	17	17	11	26
Stock options exercised (Notes 15 and 18)	—	(21)	(21)	(17)	(7)

Balance, end of year	—	66	66	70	76

RETAINED EARNINGS
Balance, beginning of year, as previously reported	85	8,116	8,201	7,284	6,694
Adjustment for change in accounting policy (Note 2)	—	3	3	4	6

Balance, beginning of year, as restated	85	8,119	8,204	7,288	6,700
Net income	9	1,867	1,876	1,693	1,306
Dividends on common shares	—	(581)	(581)	(515)	(413)
Dividends on preferred shares	—	(24)	(24)	—	—
Common shares purchased for cancellation (Note 15)	—	(380)	(380)	(262)	(305)

Balance, end of year	94	9,001	9,095	8,204	7,288

CURRENCY TRANSLATION ACCOUNT
Balance, beginning of year	(8)	(1,089)	(1,097)	(673)	738
Net adjustment for foreign exchange gain (Note 22)	—	(22)	(22)	—	—
Changes for the year	(1)	(380)	(381)	(424)	(1,411)

Balance, end of year	(9)	(1,491)	(1,500)	(1,097)	(673)

Total equity	$85	$15,461	$15,546	$14,415	$13,980

*	As restated for adoption of AcG 15 (Note 2).
The attached notes form part of these consolidated financial statements.

www.sunlife.com Annual Report 2005

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Cash Flows
YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)

	2005	2004 *	2003 *

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
Total net income	$1,876	$1,693	$1,306
Items not affecting cash:
Increase in actuarial and other policy-related liabilities	802	1,205	1,430
Amortization of:
Net deferred realized and unrealized gains on investments	(632)	(498)	(356)
Deferred acquisition costs and intangible assets	160	201	258
Loss on sale of equity investment (Note 3)	43	—	—
(Gain) loss on foreign exchange (Note 22)	(74)	—	—
Future income taxes	77	232	61
Provisions for losses on investments	(47)	21	113
Stock based compensation (Note 18)	68	41	41
Other changes in other assets and liabilities	263	349	195
New mutual fund business acquisition costs capitalized	(92)	(84)	(152)
Redemption fees of mutual funds	37	65	73

Net cash provided by operating activities	2,481	3,225	2,969

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
Debentures and borrowed funds	516	10	(96)
Issuance of preferred shares (Note 15)	725	—	—
Payments to underwriters (Note 15)	(20)	—	—
Redemption of subordinated debt (Note 13)	—	(267)	(189)
Issuance of common shares on exercise of stock options (Note 15)	78	58	21
Common shares purchased for cancellation (Note 15)	(544)	(388)	(527)
Dividends paid on common shares	(450)	(515)	(413)
Dividends paid on preferred shares	(15)	—	—

Net cash provided by (used in) financing activities	290	(1,102)	(1,204)

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
Sales, maturities and repayments of:
Bonds	28,290	35,484	39,138
Mortgages	1,912	2,529	3,128
Stocks	1,891	1,422	1,416
Real estate	243	233	131
Purchases of:
Bonds	(30,640)	(35,834)	(43,323)
Mortgages	(2,774)	(3,111)	(2,673)
Stocks	(1,736)	(1,374)	(1,267)
Real estate	(294)	(274)	(191)
Policy loans	(77)	(33)	(68)
Short-term securities	(58)	(454)	1,095
Other investments	52	(48)	316
Acquisitions, net of cash acquired (Note 3)	(467)	—	(266)
Disposal, net of cash disposed of (Note 3)	130	—	—
Redemption of preferred shares of subsidiary (Note 14)	(150)	—	—

Net cash used in investing activities	(3,678)	(1,460)	(2,564)

Net cash provided by discontinued operations	—	—	273

Changes due to fluctuations in exchange rates	(101)	(90)	(455)

Increase (decrease) in cash and cash equivalents	(1,008)	573	(981)
Cash and cash equivalents, beginning of year	3,748	3,175	4,156

Cash and cash equivalents, end of year	2,740	3,748	3,175
Short-term securities, end of year	2,351	2,210	1,794

Cash, cash equivalents and short-term securities, end of year	$5,091	$5,958	$4,969

Supplementary Information
Cash and cash equivalents:
Cash	$506	$384	$486
Cash equivalents	2,234	3,364	2,689

	$2,740	$3,748	$3,175

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$268	$280	$290

Income taxes, net of refunds	$304	$265	$149

*	As restated for adoption of AcG 15 (Note 2).
The attached notes form part of these consolidated financial statements.

Sun Life Financial Inc.

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Changes in Segregated Funds Net Assets
YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)

	2005	2004	2003

ADDITIONS TO SEGREGATED FUNDS
Deposits:
Annuities	$6,788	$5,928	$5,624
Life insurance	417	1,217	344

	7,205	7,145	5,968
Net transfers from general funds	704	582	544
Net realized and unrealized gains	3,971	3,804	6,456
Other investment income	1,826	1,500	1,411

	13,706	13,031	14,379

DEDUCTIONS FROM SEGREGATED FUNDS
Payments to policyholders and their beneficiaries	7,219	8,050	6,776
Management fees	664	622	556
Taxes and other expenses	163	120	167
Effect of changes in currency exchange rates	1,772	1,761	5,549

	9,818	10,553	13,048

Net additions to segregated funds for the year	3,888	2,478	1,331
Acquisition (Note 3)	532	—	—
Segregated funds net assets, beginning of year	56,564	54,086	52,755

Segregated funds net assets, end of year	$60,984	$56,564	$54,086

Consolidated Statements of Segregated Funds Net Assets
AS AT DECEMBER 31 (in millions of Canadian dollars)

	2005	2004

ASSETS
Segregated and mutual fund units	$48,358	$43,589
Stocks	7,262	7,082
Bonds	5,208	5,600
Cash, cash equivalents and short-term securities	945	961
Real estate	168	159
Mortgages	49	61
Other assets	1,289	716

	63,279	58,168

LIABILITIES	2,295	1,604

Net assets attributable to segregated funds policyholders	$60,984	$56,564

The attached notes form part of these consolidated financial statements.

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Notes to the Consolidated Financial Statements
(Amounts in millions of Canadian dollars, except for per share amounts and where otherwise stated)
1. Accounting Policies
DESCRIPTION OF BUSINESS
Sun Life Financial Inc. is a publicly traded company and is the holding company of Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Financial Corp. On January 4, 2005, Sun Life Assurance completed a reorganization under which most of its asset management businesses in Canada and the U.S. were transferred to a newly incorporated subsidiary of Sun Life Financial Inc., Sun Life Financial Corp. Both Sun Life Financial Inc. and Sun Life Assurance are incorporated under the Insurance Companies Act of Canada, and are regulated by the Office of the Superintendent of Financial Institutions, Canada (OSFI). Sun Life Financial Inc. and all its subsidiaries are collectively referred to as “Sun Life Financial” or “the Company”. The Company is an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through its operations in Canada, the United States, the United Kingdom and Asia. The Company also operates mutual fund and investment management businesses, primarily in Canada, the United States and Asia.
BASIS OF PRESENTATION
The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP).
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect:
•	the reported amounts of assets and liabilities at the date of the financial statements,

•	the disclosure of contingent assets and liabilities at the date of the financial statements, and

•	the reported amounts of revenues, policy benefits and expenses during the reporting period.
Actual results could differ from those estimates.
A reconciliation of the impact on assets, liabilities, equity, comprehensive income and net income arising from differences between Canadian and U.S. GAAP is provided in Note 23.
The significant accounting policies used in the preparation of these consolidated financial statements are summarized below.
BASIS OF CONSOLIDATION
The consolidated financial statements reflect the accounts of the Company, including life insurance and non-life insurance subsidiaries. Significant intercompany balances and transactions have been eliminated. The purchase method is used to account for subsidiaries with the difference between the acquisition cost of a subsidiary and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. Operating results of the subsidiaries are included in the consolidated statements of operations from the dates of their acquisition. The equity method is used to account for other entities over which the Company is able to exercise significant influence. These investments are reported in other invested assets in the consolidated balance sheets with the Company’s share of earnings reported in net investment income in the consolidated statements of operations. The proportionate consolidation method is used to account for investments in which the Company exercises joint control resulting in the consolidation of a proportionate share of assets, liabilities, income and expenses.
BONDS AND MORTGAGES
Bonds and mortgages are carried at amortized cost, net of allowances for losses.
A bond or mortgage is classified as impaired where payment is 90 days past due, foreclosure or power of sale procedures have started or other circumstances warrant. Regular reviews are performed on portfolios during which management considers various factors to identify invested assets of potential concern. Consideration is given to general economic and business conditions, industry trends, specific developments with regard to security issuers and current market valuations. When an asset is classified as impaired, allowances for losses are established to adjust the carrying value of the asset to its net recoverable amount. Interest is no longer accrued and previous interest accruals are reversed. Allowances for losses, and write-offs of specific investments net of recoveries, are charged against net investment income. Once the conditions causing the impairment improve and future payments are reasonably assured, allowances are reduced and the invested asset is no longer classified as impaired. Sectoral allowances are also established for classes of assets when there is concern about the ultimate collection of principal or interest. The Company’s actuarial liabilities include additional provisions for possible future asset losses.
Realized gains and losses on the sales of bonds and mortgages are deferred and amortized into net investment income on a constant yield basis over the remaining period to maturity.
STOCKS
Stocks are originally recorded at cost and the carrying value is adjusted towards fair value at 5% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales of stocks are deferred and amortized into net investment income at the rate of 5% of the unamortized balance each quarter. The Company records a write-down for any other than temporary decline in the aggregate value of the stock portfolio.
REAL ESTATE
Real estate includes real estate held for investment and real estate held for sale.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)
Real estate held for investment: Real estate held for investment is originally recorded at cost. The carrying value is adjusted towards fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter.
Market value is determined for each property by qualified appraisers. Appraisals are obtained annually for high value properties and at least once every three years for other properties. The Company monitors the values of these properties to determine that, in aggregate, the carrying values used are not in excess of market values and records a write-down for any other than temporary decline in the value of the portfolio.
Real estate held for sale: Properties held for sale are usually acquired through foreclosure. They are measured at fair value less the cost to sell. When the amount at which the foreclosed assets are initially measured is different from the carrying amount of the loan, a gain or loss is recorded at the time of foreclosure.
DERIVATIVE FINANCIAL INSTRUMENTS
The Company’s derivative instruments include swaps, options, financial futures and forward contracts and are used to manage risks or to replicate the exposures associated with interest rate, currency and equity market fluctuations. The Company’s monitoring policies are described in Note 7. The accounting policies for the various types of derivative instruments used by the Company are described below.
Most of the Company’s derivatives are used as part of a portfolio of assets to match actuarial liabilities as to duration and amounts. The most significant of these are interest rate swaps and options. The accounting for these instruments is at amortized cost, consistent with other fixed term portfolio investments. The net receivable or payable on the interest rate swaps is accrued to other assets or other liabilities with the net spread of the swaps recorded to net investment income. Realized gains or losses associated with these derivatives are deferred and amortized to net investment income. Premiums paid for interest rate options are deferred in other invested assets and amortized to net investment income over the term of the options.
Many of the foreign currency swaps and forwards are used in combination with other investments to generate a specific investment return. These are accounted for at amortized cost. The net payable or receivable on currency swaps is included in other assets or other liabilities with the net spread of the swaps recorded to net investment income. Any realized gains and losses resulting from the termination of these derivative instruments are deferred and amortized into income on a basis consistent with the foreign currency investments with which the swaps and forwards are combined.
Certain of the equity futures, options and swaps are held for investment purposes. The accounting policy for these investments is the same as that for stocks.
Several derivative instruments are used for hedging specific risk exposures and are either accounted for using hedge accounting or are reported at their fair values on the balance sheet with changes in fair value reported in income. The derivatives that are accounted for using hedge accounting are documented at inception and effectiveness is assessed on a quarterly basis. The Company uses currency swaps and forwards to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities and investments in subsidiaries. The accounting for these contracts is consistent with the underlying investment. Changes in exchange gains or losses on these currency swaps and forwards are included in other assets or other liabilities and the currency translation account in equity, offsetting the respective exchange gains or losses arising from the conversion of the underlying investment. If the hedging relationship is terminated, amounts deferred in the currency translation account in equity continue to be deferred until there is a reduction in the Company’s net investment in the hedged foreign operation resulting from a capital transaction, dilution or sale of all or part of the foreign operation. Equity forwards and swaps are used to hedge the variability in the cash flows associated with certain stock-based compensation plans described in Note 18. Certain equity forwards are accounted for using hedge accounting. A portion of the fair value of these forwards is recorded in other assets or other liabilities with the change in fair value reported in operating expenses, consistent with the accounting for the stock-based compensation liabilities. The remaining forwards and swaps are recorded in other invested assets or other liabilities at their fair values with changes in their fair values reported in net investment income. Certain cross currency interest rate swaps are designated as hedges of the foreign currency exposure associated with foreign currency bonds. The accounting for these swaps is consistent with the accounting for the foreign currency bonds. Changes in fair value of the swaps due to fluctuations in exchange rates is recorded to net investment income, consistent with the accounting for the exchange gains and losses recorded on the bonds. Equity index futures, swaps, options and forwards are used to reduce exposure to the effect of stock market fluctuations in the actuarial liabilities associated with certain products. These derivative instruments are recorded in other invested assets or other liabilities at their fair values with changes in fair value reported in net investment income.
POLICY LOANS
Policy loans are carried at their unpaid balance and are fully secured by the policy values on which the loans are made.
CASH, CASH EQUIVALENTS AND SHORT-TERM SECURITIES
Cash equivalents and short-term securities are highly liquid investments and are carried at amortized cost. Cash equivalents have a term to maturity of less than three months while short-term securities have a term to maturity exceeding three months but less than one year.
DEFERRED ACQUISITION COSTS
Deferred acquisition costs arising on mutual fund sales are amortized over the periods of the related sales charges, which range from four to six years. Deferred acquisition costs arising on segregated funds are calculated and included in actuarial liabilities. Actuarial liabilities implicitly include acquisition costs on insurance and annuity product sales.

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)
GOODWILL
Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets and is not amortized. Goodwill is assessed for impairment annually by comparing the carrying values of the appropriate business segments, including any associated subsidiary segments, as required, to their respective fair values. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value.
INTANGIBLE ASSETS
Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years. Indefinite-life intangibles are not amortized and are assessed for impairment annually by comparing their carrying values to their fair values. If the carrying values of the indefinite-life intangibles exceed their fair values, these assets are considered impaired and a charge for impairment is recognized.
CAPITAL ASSETS
Furniture, computers, other equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of these assets, which generally range from two to 10 years.
LOANS SECURITIZATION
The Company periodically securitizes assets, such as mortgages or bonds, by selling them to trusts that issue securities to investors. These transactions are accounted for as sales when control over the assets has been surrendered and consideration other than beneficial interests in these transferred assets has been received in exchange. Gains or losses on these securitization transactions are included in deferred net realized gains, and will be amortized into net investment income as described above under Bonds and Mortgages. In determining the gain or loss on sale of the assets, the carrying value of the assets sold is allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. These fair values are determined using either quoted market prices or discounted cash flow models. Interests in the securitized assets, such as subordinated investments in the issued securities or servicing rights, may be retained. These subordinated investments and servicing rights are classified as bonds and other assets, respectively. On a quarterly basis, the Company compares the carrying value of retained interests arising from securitizations to their fair values, determined based on discounted cash flows. If the carrying values of retained interests exceed their fair values, these assets are considered impaired and an impairment charge is recognized.
SEGREGATED FUNDS
Segregated funds are lines of business in which the Company issues a contract where the benefit amount is directly linked to the market value of the investments held in the particular segregated fund. Although the underlying assets are registered in the name of the Company and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the fund’s investment performance. In addition, certain individual contracts have guarantees from the Company. The Company derives fee income from segregated funds, which is included in fee income on the consolidated statements of operations. Fee income includes fund management fees as well as mortality, policy administration and surrender charges on segregated funds. Changes in the Company’s interest in the segregated funds, including undistributed net investment income, are reflected in net investment income. Policyholder transfers between general funds and segregated funds are included in net transfers to segregated funds on the consolidated statements of operations.
Separate consolidated financial statements are provided for the segregated funds. Segregated fund assets are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by the Company. The investment results of the segregated funds are reflected directly in segregated fund liabilities. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in the consolidated statements of operations. Segregated fund assets may not be applied against liabilities that arise from any other business of the Company.
ACTUARIAL LIABILITIES
Actuarial liabilities and other policy liabilities, including policy benefits payable and provision for policyholder dividends, are computed using generally accepted actuarial practice in accordance with the standards established by the Canadian Institute of Actuaries including the requirements of OSFI.
INCOME TAXES
The Company uses the liability method of tax allocation. Under this method, the income tax expense consists of both an expense for current income taxes and an expense for future income taxes. Current income tax expense (benefit) represents the expected payable (receivable) resulting from the current year’s operations. Future income tax expense (benefit) represents the movement during the year in the cumulative temporary differences between the carrying value of the Company’s assets and liabilities on the balance sheet and their values for tax purposes. Future income tax assets are recognized to the extent that they are more likely than not to be realized. Future income tax liabilities and assets are calculated based on income tax rates and laws that, at the balance sheet date, are expected to apply when the liability or asset is realized, which are normally those enacted or considered substantively enacted at the consolidated balance sheet dates.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)
In determining the impact of taxes, the Company is required to comply with the standards of both the Canadian Institute of Actuaries and the Canadian Institute of Chartered Accountants (CICA). Actuarial standards require that the projected timing of all cash flows associated with policy liabilities, including income taxes, be included in the determination of actuarial liabilities under the Canadian asset liability method. The actuarial liabilities are first computed including all related income tax effects on a discounted basis, including the effects of temporary differences that have already occurred. Future income tax assets and/or liabilities arising from temporary differences that have already occurred are computed without discounting. The undiscounted future income tax assets and/or liabilities are reclassified from the actuarial liabilities to future income taxes on the balance sheets. The net result of this reclassification is to leave the discounting effect of the future income taxes in the actuarial liabilities.
PREMIUM INCOME AND RELATED EXPENSES
Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.
FOREIGN CURRENCY TRANSLATION
The Company’s exchange gains and losses arising from the conversion of its self-sustaining foreign operations are included in the currency translation account of the consolidated statements of equity. Revenues and expenses in foreign currencies, including amortized gains and losses on foreign investments, are translated into Canadian dollars at an average of the market exchange rates during the year. Assets and liabilities are translated into Canadian dollars at market exchange rates at the end of the year. The net translation adjustment is reported as a separate item in the consolidated statements of equity.
A proportionate amount of the exchange gain or loss accumulated in the separate component of shareholders’ equity is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.
PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS
The Company sponsors non-contributory defined benefit pension plans for eligible employees, primarily in Canada, the United States, the United Kingdom and the Philippines. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, the Company maintains supplementary non-contributory pension arrangements for eligible employees, primarily for benefits which do not qualify for funding under the various registered pension plans.
The Company has also established defined contribution pension plans for eligible qualifying employees. Company contributions to these defined contribution pension plans are subject to certain vesting requirements. Generally, Company contributions are a set percentage of employees’ annual income and matched against employee contributions.
In addition to the Company’s pension plans, in some countries the Company provides certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees, and to their dependents upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. A significant portion of the Company’s employees may become eligible for these benefits upon retirement. These post-retirement benefits are not pre-funded.
Defined benefit pension costs related to current services are charged to income as services are rendered. Based on management’s best estimate assumptions, actuarial valuations of the pension obligations are determined using the projected benefit method pro-rated on service. The estimated present value of post-retirement health care and life insurance benefits is charged to income over the employees’ years of service to the date of eligibility. For the purpose of calculating the expected return on pension plan assets for most of the Canadian pension plans, a market-related asset value is used which recognizes asset gains and losses in a systematic and rational manner over a period of five years. For all other pension plans the actual market value of plan assets is used to calculate the expected return on assets. Any transition adjustments, as well as future adjustments arising from plan amendments, are amortized to income over the average remaining service period of active employees expected to receive benefits under the plans. Only future variations in actuarial estimates in excess of certain minimums are amortized.
STOCK-BASED COMPENSATION
Stock options granted to employees are accounted for using the fair value method. Under the fair value method, fair value of the stock options is estimated at the grant date and the total fair value of the options is amortized over the vesting periods as compensation expense with an offset to contributed surplus. For options that are forfeited before vesting, the compensation expense that has previously been recognized in operating expenses and contributed surplus is reversed. When options are exercised, contributed surplus is reversed and the shares issued are credited to share capital in the consolidated statements of equity.
The liabilities for other stock-based compensation plans are calculated based on the number of award units outstanding at the end of the reporting period. Each unit is equivalent in value to the fair market value of a common share of Sun Life Financial Inc. The liabilities are accrued and expensed on a straight-line basis over the vesting periods.

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2. Changes in Accounting Policies
ADOPTED IN 2005
Consolidation of Variable Interest Entities: On January 1, 2005, the Company adopted CICA Handbook Accounting Guideline 15 (AcG 15), Consolidation of Variable Interest Entities. This change in accounting policy was applied retroactively and prior period financial statements have been restated accordingly. This Guideline provides guidance for application of consolidation principles to those entities defined as variable interest entities (VIEs). VIEs are entities in which equity investors do not have a controlling financial interest or where the equity invested is considered insufficient to finance the entity’s activities without additional subordinated financial support. Under this Guideline, the Company is required to consolidate those VIEs where the Company is exposed to a majority of expected losses, benefits from a majority of expected residual returns, or both.
The following is a summary of the impact of this Guideline for the major categories of VIEs that the Company is involved with.
Sun Life ExchangEable Capital Securities (SLEECS):
Sun Life Capital Trust (the Trust) issued SLEECS of $1,150 to third-party investors. Sun Life Assurance issued a debenture of $1,200 to the Trust and holds an investment of $2 in Special Trust Securities in the Trust. The Trust was determined to be a VIE in which the Company did not have a controlling financial interest. As a result, the Company deconsolidated $1,150 of non-controlling interest in subsidiaries, recorded the $1,200 debenture payable in senior debentures, increased opening retained earnings by $4 and increased other assets by $54 on the consolidated balance sheets as at January 1, 2004. The deconsolidation of the Trust resulted in a reduction in net income of $2 for the year ended December 31, 2005 ($1 for 2004 and $2 for 2003). The debenture will continue to qualify as capital for Canadian regulatory purposes up to the amount of the SLEECS issued of $1,150.
Cumulative Capital Securities (Securities):
On May 6, 1997, Sun Life of Canada (U.S.) Capital Trust I (Capital Trust), a Delaware statutory business trust, issued US$600 of 8.53% Securities. The Company issued US$600 of partnership capital securities to the Capital Trust. The Capital Trust was determined to be a VIE in which the Company did not have a controlling financial interest. As a result, the Company deconsolidated US$600 ($774) of Securities, included in subordinated debt, and recorded the US$600 ($774) of partnership capital securities in senior debentures as at January 1, 2004. The deconsolidation of the Capital Trust did not have an impact on net income for the years ended December 31, 2005, December 31, 2004 and December 31, 2003. The amount included in senior debentures will continue to qualify as capital for Canadian regulatory purposes.
Other Variable Interest Entities:
The Company has a greater than 20% involvement in 25 VIEs. The Company is a creditor in 11 trusts, 10 limited partnerships, 2 limited liability companies and 2 special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores and equipment and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $192, which is the carrying amount of these assets.
Financial Instruments — Disclosure and Presentation: On January 1, 2005, the Company adopted the amendments to the accounting requirements in CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation. Securities issued by the Company that give the Company an unrestricted obligation to settle the principal amount in cash or in the equivalent value of its own shares, must be classified as debt. This change in accounting policy did not have a material impact on these consolidated financial statements.
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
Financial Instruments, Hedges and Comprehensive Income: On January 1, 2007, the Company will adopt CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement; CICA Handbook Section 3865, Hedges; CICA Handbook Section 1530, Comprehensive Income; and the amendments to CICA Handbook Sections and Accounting Guidelines resulting from the issuance of these Sections. Under the new standards, all financial assets will be classified as held-to-maturity, loans and receivables, held-for-trading or available-for-sale and all financial liabilities will be classified as held-for-trading and other. Financial instruments classified as held-for-trading will be measured at fair value with changes in fair value recognized in net income. Financial assets classified as held-to-maturity or as loans and receivables and financial liabilities not classified as held-for-trading will be measured at amortized cost. Available-for-sale financial assets will be measured at fair value with changes in fair value recognized in other comprehensive income (OCI). All derivative financial instruments will be reported on the balance sheet at fair value with changes in fair value recognized in net income unless the derivative is part of a hedging relationship that qualifies as a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation. In a fair value hedging relationship, the derivative hedging instrument is recorded at fair value with the related gain or loss recorded in net income. The carrying value of the hedged item is adjusted by the hedge effective portion of the gain or loss on the hedging derivative in the hedging relationship. As a result, the change in the carrying value of the hedged item, to the extent that the hedging relationship is effective, offsets the changes in the fair value of the derivative. In a cash flow hedging relationship, the hedge effective portion of the change in the fair value of the hedging derivative is recognized in OCI and the ineffective portion is recognized in net income. The amounts recognized in accumulated OCI will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In a hedge of a net investment in a foreign operation, the hedge effective portion of the gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is recognized in net income. The Company is required to present OCI and its components as well as the components of accumulated OCI in its consolidated financial statements. Major components of OCI include changes in fair value of financial assets classified as available-for-sale, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the changes in fair value of effective cash flow hedges and hedges of net investments in foreign operations. The Company is assessing the impact that these Sections will have on its 2007 consolidated financial statements.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3. Acquisitions and Disposals
On October 18, 2005, the Company completed the acquisition of CMG Asia Limited; CMG Asia Trustee Company Limited; CommServe Financial Limited and Financial Solutions Limited (collectively “CMG Asia”) for $544. CMG Asia formed the Hong Kong individual life insurance, group insurance and group pension and brokerage operations of the Commonwealth Bank of Australia (CBA). CMG Asia’s results are included in the SLF Asia reportable segment in these consolidated financial statements.
This acquisition has significantly strengthened the Company’s presence in Hong Kong by substantially increasing its sales force and its customer base and expanding its operations to include new group insurance and pension businesses. The Company also expects to achieve cost synergies through economies of scale. The business acquired includes both general and segregated funds business. The acquired intangible assets include a distribution network of $23 and asset administration contracts of $24, which are both subject to amortization on a straight-line basis over their projected economic lives of 20 years. Goodwill acquired in this transaction is not deductible for tax purposes. The goodwill arising from the CMG Asia acquisition is subject to adjustment in 2006 as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed from CBA.
On August 26, 2005, the Company sold its 31.72% investment in Administradora de Fondos de Pensiones Cuprum, S.A. (Cuprum) to Empresas Penta S.A., accounted for by the equity method, for $130 in cash. This transaction resulted in a loss of $51 ($43 recorded to net investment income and an additional tax charge of $8, recorded to income taxes) in the third quarter. This loss includes a foreign exchange loss of $52, equivalent to the amount of the foreign exchange loss accumulated in the currency translation account in the consolidated statements of equity.
Effective March 20, 2003, the Company increased its ownership percentage in CI Financial Inc. (CI Financial) to 34% by issuing approximately two million common shares of Sun Life Financial Inc. in exchange for approximately five million (2.3%) common shares of CI Financial. The two million common shares of Sun Life Financial Inc. were recorded at a total fair value of $63. The acquired non-amortizable intangible asset consists of fund management contracts of $43. In the fourth quarter of 2003, CI Financial acquired the Canadian operations of Assante Corporation (Assante) and Synergy Asset Management Inc. (Synergy) by issuing shares and a payment of cash to Assante and Synergy shareholders. The Company supported these acquisitions by purchasing approximately 21 million common shares of CI Financial for $266 in order to maintain its ownership percentage of 34%. The intangible assets acquired through these two transactions consist of non-amortizable fund management contracts of $180 and amortizable asset administration contracts of $11.
Effective January 7, 2003, the Company sold all the common shares of Clarica U.S. Inc. (Clarica U.S.) to Midland National Life Insurance Company for $414 in cash. A loss of $48 on the sale of Clarica U.S. was accrued in 2002. As a result of the plan of disposal for Clarica U.S., it was accounted for as a discontinued operation.
The transactions are summarized below:

	Acquisitions			Disposal
	2005		2003	2003
	CMG Asia(1)		CI Financial(2)	Clarica U.S.

Percentage of shares acquired /disposed of	100%		2.3%	100%
Invested assets acquired / disposed of	$1,548		$72	$5,047
Other assets acquired / disposed of	122		235	225

	1,670		307	5,272

Actuarial liabilities and other policy liabilities acquired /disposed of	1,453		—	4,265
Amounts on deposit acquired / disposed of	159		—	—
Other liabilities acquired / disposed of	40		168	553

	1,652		168	4,818

Net balance sheet assets acquired / disposed of	$18		$139	$454

Consideration:
Common shares issued or exchanged	$—		$63	$—
Transaction and other related costs	9		—	(8)
Cash cost of acquisition / net proceeds of disposal	535	(3)	266	414

Total consideration	$544		$329	$406

Pre- tax gain / (loss) on sale				$(48	)(4)

Goodwill on acquisition	$526		$190

Cash and cash equivalents acquired / disposed of	$77			$133

(1) Other assets acquired includes $47 of intangible assets.
(2) Net impact of all 2003 transactions related to CI Financial. Other assets acquired includes $234 of intangible assets.
(3) Includes the cost to hedge the foreign exchange exposure of the purchase price.
(4) Loss accrued in 2002.
4. Segmented Information
Effective January 1, 2005, the Company realigned certain of its reportable segments whereby the reinsurance business unit previously included in the SLF Canada segment, and the United Kingdom business, are now reported as part of the Corporate segment (formerly Corporate Capital). The change reflects the ongoing evolution of the business of the Company and does not impact the consolidated results. The results and assets by segment for the prior periods presented in this note reflect this realignment.

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4. Segmented Information (Cont’d)
The Company has five reportable segments: SLF Canada, SLF United States, MFS Investment Management (MFS), SLF Asia and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. They derive their revenues principally from mutual funds, investment management and annuities, life and health insurance and life retrocession. Revenues not attributed to the business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the Company’s reinsurance operations, both ongoing and run-off; the United Kingdom operations; and those other operations for which management’s responsibility resides in head office. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for 2005 consists of interest of $248 ($339 in 2004 and $358 in 2003) and fee income of $55 in 2005 ($44 in 2004 and $45 in 2003).
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis. The results for MFS for 2004 include the after- tax provision for regulatory settlements of $59 ($211 in 2003).

Results by segment for the years ended December 31
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total
2005
2005
Revenue	$8,658	$9,161	$1,648	$759	$1,995	$(303)	$21,918
Change in actuarial liabilities	$(240)	$769	$—	$253	$90	$—	$872
Interest on claims and deposits	$77	$18	$—	$35	$4	$—	$134
Interest expenses	$122	$151	$8	$—	$217	$(225)	$273
Income taxes expense (benefit)	$385	$113	$110	$17	$(94)	$—	$531
Total net income (loss)	$971	$496	$179	$42	$188	$—	$1,876

2004*
Revenue	$8,162	$9,429	$1,700	$694	$2,137	$(392)	$21,730
Change in actuarial liabilities	$(235)	$1,332	$—	$295	$38	$(5)	$1,425
Interest on claims and deposits	$85	$17	$—	$29	$6	$—	$137
Interest expenses	$122	$135	$15	$—	$340	$(334)	$278
Income taxes expense (benefit)	$293	$55	$108	$14	$(207)	$—	$263
Total net income (loss)	$907	$392	$114	$45	$235	$—	$1,693

2003*
Revenue	$8,189	$9,663	$1,684	$611	$2,330	$(421)	$22,056
Change in actuarial liabilities	$457	$1,046	$—	$236	$(217)	$(12)	$1,510
Interest on claims and deposits	$82	$18	$—	$29	$6	$—	$135
Interest expenses	$108	$152	$23	$—	$363	$(354)	$292
Income taxes expense (benefit)	$322	$97	$5	$12	$(79)	$—	$357
Total net income (loss)	$770	$305	$(43)	$37	$237	$—	$1,306

*	As restated for adoption of AcG 15 (Note 2).

Assets by segment as at December 31
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

2005
General fund assets	$51,450	$41,170	$866	$4,750	$14,517	$(1,887)	$110,866
Segregated funds net assets	$28,554	$24,712	$—	$750	$6,968	$—	$60,984

2004*
General fund assets	$50,600	$39,641	$824	$2,302	$15,290	$(854)	$107,803
Segregated funds net assets	$24,170	$25,146	$—	$88	$7,216	$(56)	$56,564

*	As restated for adoption of AcG 15 (Note 2).

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4. Segmented Information (Cont’d)
The following table shows revenue, net income (loss) and assets by territory for Corporate :

	2005	2004*	2003*

Revenue
United States	$453	$652	$543
United Kingdom	1,264	1,325	1,517
Other countries	278	160	270

Total revenue	$1,995	$2,137	$2,330

Total net income (loss):
United States	$91	$197	$53
United Kingdom	179	188	245
Other countries	(82)	(150)	(61)

Total net income (loss)	$188	$235	$237

Assets:
General funds:
United States	$3,666	$4,697
United Kingdom	8,880	10,353
Other countries	1,971	240

Total general fund assets	$14,517	$15,290

Segregated funds:
United Kingdom	$6,968	$7,216

Total segregated funds net assets	$6,968	$7,216

*	As restated for adoption of AcG 15 (Note 2).
5. Fair Value of Financial Instruments
A financial instrument is any contract that gives rise to both a financial asset of one party and a financial liability or equity instrument of another party. In an exchange, “fair value” refers to the amount that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Estimated fair values do not necessarily represent the values for which these financial instruments could have been sold at the dates of the consolidated balance sheets.
A significant portion of any difference between fair values and carrying values relates to invested assets that are matched to liabilities as to duration, within specified limits. If these assets are sold before maturity, the Company will reinvest the proceeds to ensure there are sufficient assets to match liabilities. Consequently, changes in the fair values of assets backing liabilities will tend to be offset by changes in the fair values of those liabilities.
The fair values and the methods and assumptions used to estimate fair values for invested assets are discussed in Note 6. Derivative financial instruments are discussed in Note 7. Fair values of actuarial liabilities, future income taxes related to life insurance companies and deferred net realized gains are disclosed in Note 10. Fair value of debentures is included in Note 11. The fair values and discussion of the method for estimating these values for subordinated debt are included in Note 13. The carrying value and fair value of amounts on deposit are $3,382 and $3,382, respectively, as at December 31, 2005 ($3,144 and $3,150, respectively, as at December 31, 2004). Amounts on deposit represent premiums paid in advance, reinvested policy dividends and customer deposits in the Company’s trust subsidiaries. Fair values of fixed rate deposits are determined by discounting the expected future cash flows using current market interest rates for similar deposits. For amounts on deposit with no stated maturity, fair value is equal to carrying value.

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Invested Assets and Income
The Company invests primarily in bonds, mortgages, stocks and real estate. The accounting policy for each type of invested asset is described in Note 1.
A) FAIR VALUE OF INVESTED ASSETS
The carrying values and fair values of the Company’s invested assets are shown in the following table.

		2005			2004*
	Carrying	Fair		Carrying	Fair
	Value	Value	Yield %	Value	Value	Yield %

ASSETS
Bonds	$66,154	$70,073	6.32	$64,496	$68,556	6.22
Mortgages	14,561	15,177	6.63	13,862	14,576	6.80
Stocks	3,856	3,986	12.43	3,463	3,376	10.33
Real estate	3,241	3,678	8.46	3,148	3,421	9.12
Policy loans	2,989	2,989	6.31	2,936	2,936	6.50
Cash, cash equivalents and short-term securities	5,091	5,091	n/a	5,958	5,958	n/a
Other invested assets	2,700	4,364	n/a	3,048	3,969	n/a

Total invested assets	$98,592	$105,358	6.35	$96,911	$102,792	6.12

*	As restated for adoption of AcG 15 (Note 2).
The fair value of publicly traded bonds is determined using quoted market prices. For non-publicly traded bonds, fair value is determined using a discounted cash flow approach that includes provisions for credit risk and assumes that the securities will be held to maturity. Fair value of mortgages is determined by discounting the expected future cash flows using current market interest rates for mortgages with similar credit risks and terms to maturity. Fair value of stocks is based on quoted market prices, usually the last trade values. Fair value of real estate is determined by reference to sales of comparable properties in the marketplace and the net present value of the expected future cash flows, discounted using current interest rates. Due to their nature, the fair values of policy loans and cash and cash equivalents are assumed to be equal to their carrying values. The fair values of short-term securities are based on market yields. The fair values of other invested assets are determined by reference to market prices for similar investments. Other invested assets include the Company’s investment in segregated funds, investments accounted for by the equity method, derivatives that are reported at fair value and investments in equipment leases. Other invested assets for 2005 includes the Company’s investment in CI Financial with a carrying value of $1,074 and a fair value of $2,505 ($1,014 and $1,805, respectively, in 2004). Yield is calculated based on total net investment income divided by the total of the average carrying value of invested assets, which includes accrued investment income net of deferred net realized gains.
B) INVESTMENT POLICIES
It is the Company’s policy to diversify all investment portfolios. The Company’s mortgage loans, stocks and real estate investments are diversified by type and location and, for mortgage loans, by borrower. Interest rate risk, which is the potential for loss due to interest rate fluctuations, is discussed in Note 10.
Credit risk is the risk of financial loss resulting from the failure of debtors to make payments of interest or principal when due. The Company controls this risk through detailed credit and underwriting policies, as well as through setting counterparty exposure limits. The Company maintains policies which set limits, based on consolidated equity, to the credit exposure for investments in any single issuer and in any associated group of issuers. Exceptions exist for investments in securities which are issued or guaranteed by either the Government of Canada, United States or United Kingdom and issuers for which the Board has granted specific approval. Mortgage loans are collateralized by the related property and generally do not exceed 75% of the value of the property at the time the original loan is made.
C) INVESTED ASSETS BY TYPE
i) BONDS
The carrying value and fair value of bonds by rating are shown in the table below.

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Bonds by credit rating:
AAA	$14,301	$14,887	$16,895	$17,549
AA	10,122	11,092	8,714	9,492
A	21,175	22,785	19,187	20,701
BBB	18,280	19,050	17,695	18,662
BB & lower	2,276	2,259	2,005	2,152

Total bonds	$66,154	$70,073	$64,496	$68,556

Investment grade bonds are those rated BBB and above. The Company’s bond portfolio has 96.6% (96.9% in 2004) invested in investment grade bonds based on carrying value. The local currency denominated debt of certain foreign governments, used in backing the liabilities of the foreign country, have been classified as investment grade in the table above.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Invested Assets and Income (Cont’d)
Gross unrealized gains (losses) on bonds are shown in the tables below. Gross unrealized gains and losses are not brought into income or included in the carrying value on the consolidated balance sheets.

	2005
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Issued or guaranteed by:
Canadian federal government	$3,428	$183	$(9)	$3,602
Canadian provincial and municipal governments	5,193	1,042	(1)	6,234
U.S. Treasury and other U.S. agencies	1,364	44	(13)	1,395
Other foreign governments	2,214	243	(1)	2,456
Corporate	45,113	2,819	(385)	47,547
Asset-backed securities	8,842	113	(116)	8,839

Total bonds	$66,154	$4,444	$(525)	$70,073

	2004
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Issued or guaranteed by:
Canadian federal government	$5,601	$218	$—	$5,819
Canadian provincial and municipal governments	5,716	742	—	6,458
U.S. Treasury and other U.S. agencies	1,224	52	(4)	1,272
Other foreign governments	2,805	179	(21)	2,963
Corporate	40,351	2,845	(85)	43,111
Asset-backed securities	8,799	221	(87)	8,933

Total bonds	$64,496	$4,257	$(197)	$68,556

The carrying value of bonds by issuer country is as follows:

	2005	2004

Canada	$24,089	$25,556
United States	30,176	27,857
United Kingdom	5,843	6,989
Other	6,046	4,094

Total bonds	$66,154	$64,496

The contractual maturities of bonds as at December 31 are shown in the table below. Bonds that are not due at a single maturity date are included in the table in the year of final maturity. Asset-backed securities that are not due at a single maturity date are shown separately. Actual maturities could differ from contractual maturities because of the borrower’s right to call or right to prepay obligations, with or without prepayment penalties.

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Due in one year or less	$2,492	$2,500	$3,770	$3,801
Due in years two through five	13,066	13,262	12,789	13,206
Due in years six through ten	17,454	17,952	14,671	15,566
Due after ten years	24,300	27,520	24,467	27,050
Asset-backed securities	8,842	8,839	8,799	8,933

Total bonds	$66,154	$70,073	$64,496	$68,556

ii) MORTGAGES
The carrying value of non-residential and residential mortgages by geographic location is shown in the table below. Residential mortgages include mortgages for single and multiple family dwellings.

	2005			2004
	Non-residential	Residential	Total	Non-residential	Residential	Total

Canada	$5,932	$3,407	$9,339	$5,684	$3,676	$9,360
United States	4,802	229	5,031	4,098	172	4,270
United Kingdom	191	—	191	231	1	232

Total mortgages	$10,925	$3,636	$14,561	$10,013	$3,849	$13,862

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Invested Assets and Income (Cont’d)
At December 31, 2005, scheduled mortgage loan maturities, before allowances for losses, are as follows:

Year	Amount

2006	$1,483
2007	1,271
2008	1,197
2009	1,064
2010	1,076
Thereafter	8,499

Total mortgages	$14,590

Actual payments could differ from the scheduled mortgage loan maturities because borrowers may have the right to prepay obligations, with or without prepayment penalties.
iii) STOCKS
The carrying value of stocks by issuer country is as follows:

	2005	2004

Canada	$721	$791
United States	1,438	1,105
United Kingdom	1,184	1,417
Other	513	150

Total stocks	$3,856	$3,463

Gross unrealized gains (losses) on stocks are shown in the following table.

			Gross	Gross	Estimated
	Carrying	Original	Unrealized	Unrealized	Fair
	Value	Cost	Gains	(Losses)	Value

Total 2005	$3,856	$3,180	$861	$(55)	$3,986

Total 2004	$3,463	$2,695	$744	$(63)	$3,376

iv) REAL ESTATE
The carrying value of real estate by geographic location is as follows:

	2005	2004

Canada	$2,031	$1,869
United States	876	917
United Kingdom	332	360
Other	2	2

Total real estate	$3,241	$3,148

Real estate includes real estate held for investment and real estate held for sale, as described in Note 1. The carrying value and fair value of real estate in each of these categories is shown in the table below.

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Real estate held for investment	$3,238	$3,675	$3,139	$3,408
Real estate held for sale	3	3	9	13

Total real estate	$3,241	$3,678	$3,148	$3,421

D) IMPAIRED INVESTED ASSETS
The Company has impaired invested assets with specific allowances and other sectoral allowances, at December 31, as follows:

	2005		2004
	Impaired	Allowance	Impaired	Allowance
	Carrying Value(1)	for Losses(2)	Carrying Value(1)	for Losses (2)

Bonds	$239	$97	$333	$213
Mortgages	61	29	74	37
Other	21	14	34	13

Total	$321	$140	$441	$263

(1)	Impaired carrying value shown above is shown gross, before allowance for losses. Includes $5 in 2005 ($12 in 2004) of impaired mortgages that have no allowance for losses. Impaired mortgage loans with no allowance for losses are loans for which, at a minimum, either the fair value of the collateral or the expected future cash flows exceed the carrying value.

(2)	Includes sectoral allowances of $7 and $14 for bonds and mortgages, respectively, in 2005 ($74 and $24, respectively, in 2004). The remaining allowances are specific allowances.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Invested Assets and Income (Cont’d)
Additional information related to impaired invested assets is shown in the following table.

	2005	2004

Mortgages with scheduled payments 90 days or more in arrears:
Carrying value	$3	$22
Percentage of total mortgages before allowances	—	0.2%
Weighted average recorded investment in impaired mortgage loans, before allowances	$73	$66
Interest received on impaired mortgage loans (recorded as received)	$5	$4
Carrying value of bonds, mortgages and real estate (including specific allowances) that were non-income producing for the preceding 12 months	$100	$100
The changes in the allowances for losses are as follows:

	Bonds	Mortgages	Other	Total

Balance, January 1, 2004	$302	$42	$22	$366
Provision for losses	22	—	(1)	21
Write-offs, net of recoveries	(92)	(2)	(7)	(101)
Effect of changes in currency exchange rates	(19)	(3)	(1)	(23)

Balance, December 31, 2004	$213	$37	$13	$263
Provision for losses (recoveries)	(45)	(5)	3	(47)
Write-offs, net of recoveries	(69)	(2)	(2)	(73)
Effect of changes in currency exchange rates	(2)	(1)	—	(3)

Balance, December 31, 2005	$97	$29	$14	$140

E) DEFERRED NET REALIZED GAINS
Deferred net realized gains are realized gains and losses which have not yet been recognized in income. The changes in deferred net realized gains are shown in the table below.

	Bonds	Mortgages	Stocks	Real Estate	Derivatives	Total

Balance, January 1, 2004	$1,912	$135	$1,056	$164	$(143)	$3,124
Net realized gains (losses) for the period	526	60	148	56	114	904
Amortization of deferred net realized gains	(277)	(32)	(222)	(23)	12	(542)
Effect of changes in currency exchange rates	(14)	(5)	(8)	(1)	8	(20)

Balance, December 31, 2004	$2,147	$158	$974	$196	$(9)	$3,466
Net realized gains (losses) for the period	552	35	284	54	222	1,147
Amortization of deferred net realized gains	(278)	(35)	(206)	(25)	(11)	(555)
Effect of changes in currency exchange rates	(130)	—	(72)	(10)	13	(199)

Balance, December 31, 2005	$2,291	$158	$980	$215	$215	$3,859

F) NET INVESTMENT INCOME
Net investment income has the following components:

	2005	2004	2003

Interest from:
Bonds	$3,720	$3,807	$3,831
Mortgages	889	899	951
Policy loans	184	202	224
Cash, cash equivalents and short-term securities	155	113	134

Interest income	4,948	5,021	5,140
Dividends from stocks	118	116	103
Real estate income (net)(1)	252	229	222
Amortization of deferred net realized gains	555	542	496
Amortization of unrealized gains and losses	77	(44)	(140)
Derivative realized and unrealized gains and losses(2)	(22)	39	(85)
Other items (net)(3)	196	145	184

	6,124	6,048	5,920
Recoveries (provision for losses) on investments	47	(21)	(113)
Investment expenses and taxes	(92)	(103)	(104)

Total net investment income	$6,079	$5,924	$5,703

(1)	Includes operating lease rental income of $271 ($254 and $242, respectively, in 2004 and 2003).
(2)	Consists of realized and unrealized gains on derivatives that are reported at fair value. Additional derivative losses of $66 ($72 in 2004 and $47 in 2003) are included in other items (net).
(3)	Includes equity income from CI Financial of $119 in 2005 ($95 in 2004, $58 in 2003). 2005 also includes the loss on sale of Cuprum of $43 as described in Note 3.

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Invested Assets and Income (Cont’d)
G) SECURITIES LENDING
The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for short periods. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to the Company. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including collateral deficiency. At December 31, 2005, the Company had loaned securities (which are included in invested assets) with a carrying value and fair value of approximately $2,371 and $2,470, respectively ($2,071 and $2,130, respectively, in 2004).
H) LOAN SECURITIZATIONS
During 2004 and 2003, the Company sold commercial mortgages to a trust, which subsequently issued securities backed by the commercial mortgages. The Company was retained to service and administer the mortgages and also retained a subordinated investment interest in the issued securities. Details of these transactions are shown in the following table.

	2005	2004	2003

Carrying value of mortgages sold	$—	$161	$623
Gain on sale	$—	$18	$70
As at December 31, 2005, the key assumptions used in the discounted cash flow models to determine the fair value of retained interest amounts and the sensitivity of these fair values to an immediate 10% and 20% adverse change in key assumptions are as follows:

	2005		2004
	Mortgages	Bonds	Mortgages	Bonds

Carrying value of retained interests	$116	$1	$134	$4
Fair value of retained interests	$125	$1	$146	$4
Weighted average remaining life (in years)	1.0-14.3	5.2	3.6-20.4	7.7
Discount rate	2.5-7.0%	11.1%	2.5-7.0%	11.1%
Impact on fair value of 10% adverse change	$3	$1	$2	$—
Impact on fair value of 20% adverse change	$6	$1	$5	$—
Anticipated credit losses	—	0.6%	—	0.6%
Impact on fair value of 10% adverse change		$1		$1
Impact on fair value of 20% adverse change		$1		$1
The sensitivity analysis in the preceding table is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.
The credit losses, net of recoveries, of the securitized bond portfolio for 2005 were $13 (nil in 2004). As at December 31, 2005, the securitized bond portfolio included bonds of $17 that were 90 days or more past due ($2 in 2004).
The following table summarizes certain cash flows received from securitization trusts in 2005, 2004 and 2003:

	2005	2004	2003
	Mortgages	Mortgages	Mortgages

Proceeds from new securitizations	$—	$179	$693
Cash flows received on retained interests and servicing fees	$33	$57	$26
7. Derivative Financial Instruments
The Company uses derivative instruments for hedging and risk management purposes or in replication strategies to reproduce permissible investments. The accounting policies for the derivative financial instruments are described in Note 1. The Company monitors the gap in market sensitivities between liabilities and supporting assets for its hedging strategies. That gap is managed within defined tolerance limits by, where appropriate, the use of derivative instruments. Models and techniques are used by the Company to ensure the continuing effectiveness of its hedging and risk management strategies.
Derivative instruments are either exchange-traded or over-the-counter contracts negotiated between two counterparties. The notional amount is the basis for calculating payments and is generally not the actual amount exchanged. Since counterparty failure in an over-the-counter derivative transaction could render it ineffective for hedging purposes, the Company generally transacts its derivative contracts with counterparties rated AA or better. In limited circumstances, the Company will enter into transactions with lower rated counterparties if credit enhancement features are included. As at December 31, 2005, the Company had assets of $81 ($63 in 2004) pledged as collateral for derivative contracts.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7. Derivative Financial Instruments (Cont’d)
The Company has the following amounts outstanding at December 31:

	2005
			Notional Amounts
	Fair Value		Term to Maturity			Total
			Under	1 to	Over	Notional
	Positive(1)	Net	1 Year	5 Years	5 Years	Amount

Interest rate contracts	$328	$67	$3,749	$6,059	$9,751	$19,559
Foreign exchange contracts	664	589	1,935	1,497	4,124	7,556
Equity and other contracts(2)	586	539	5,522	4,474	1,253	11,249

Total	$1,578	$1,195	$11,206	$12,030	$15,128	$38,364

Over-the-counter contracts						$36,859

Exchange-traded contracts						$1,505

	2004
			Notional Amounts
	Fair Value		Term to Maturity			Total
			Under	1 to	Over	Notional
	Positive(1)	Net	1 Year	5 Years	5 Years	Amount

Interest rate contracts	$215	$(148)	$1,776	$4,040	$8,567	$14,383
Foreign exchange contracts	793	720	2,395	881	1,858	5,134
Equity and other contracts(2)	561	508	2,510	6,404	1,786	10,700

Total	$1,569	$1,080	$6,681	$11,325	$12,211	$30,217

Over-the-counter contracts						$29,247

Exchange-traded contracts						$970

(1)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.
(2)	Equity and other contracts in 2005 includes equity forwards with a fair value of $13 ($4 in 2004) hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2007 and 2008. The fair value that has not been recognized of $7 ($3 in 2004) will be recognized in net income as the liability is accrued for the stock-based compensation plan over the vesting period.
Fair values of interest rate swap contracts and foreign exchange swap and forward contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, financial futures and common stock index swaps are based on the quoted market prices or the value of underlying securities or indices.
8. Goodwill and Intangible Assets
A) GOODWILL
In addition to the goodwill of $5,963 ($5,471 in 2004) shown on the consolidated balance sheets, goodwill of $310 ($395 in 2004) for investments accounted for by the equity method is included in other invested assets. There were no write-downs of goodwill due to impairment during 2005, 2004 and 2003.
Changes in goodwill of subsidiaries and investments accounted for by the equity method are as follows:

		United
	Canada(1)	States	Asia	Corporate(1)	Total

Balance, January 1, 2004	$3,739	$1,609	$29	$592	$5,969
Acquisitions	10	—	—	33	43
Disposals	(17)	—	(1)	—	(18)
Effect of changes in currency exchange rates	—	(112)	—	(16)	(128)

Balance, December 31, 2004	$3,732	$1,497	$28	$609	$5,866
Acquisitions	—	—	526	48	574
Disposals	—	—	—	(80)	(80)
Effect of changes in currency exchange rates	—	(43)	(35)	(9)	(87)

Balance, December 31, 2005	$3,732	$1,454	$519	$568	$6,273

(1)	Restated to reflect the reallocation of $309 of goodwill from SLF Canada to Corporate related to the realignment of the reinsurance business, as described in Note 4.

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8. Goodwill and Intangible Assets (Cont’d)
B) INTANGIBLE ASSETS
In addition to the intangible assets of $801 ($751 in 2004) shown on the consolidated balance sheets, intangible assets of $744 ($744 in 2004) for investments accounted for by the equity method are included in other invested assets. Amortization of intangible assets recorded in operating expenses during the year was $22 ($22 in 2004 and $24 in 2003). There were no write-downs of intangibles due to impairment during 2005, 2004 and 2003. As at December 31, the components of the intangible assets are as follows:

	2005			2004
	Gross Carrying	Accumulated	Net	Gross Carrying	Accumulated	Net
	Amount	Amortization	Amount	Amount	Amortization	Amount

Finite-life intangible assets:
Sales potential of field force	$400	$35	$365	$400	$25	$375
Asset administration contracts	225	23	202	201	21	180
Distribution channels	55	22	33	33	10	23
Brand name (1)	54	—	54	—	—	—
Other	2	1	1	2	1	1

	736	81	655	636	57	579

Indefinite-life intangible assets:
Fund management contracts	878	—	878	850	—	850
State licenses	12	—	12	12	—	12
Brand name (1)	—	—	—	54	—	54

	890	—	890	916	—	916

Total intangible assets	$1,626	$81	$1,545	$1,552	$57	$1,495

(1)	Usage of the brand name changed effective December 31, 2005. Amortization of the brand name will commence on January 1, 2006.
9. Other Assets
Other assets consist of the following:

	2005	2004*

Accounts receivable	$2,168	$1,299
Investment income due and accrued	1,161	1,121
Future income taxes (Note 19)	667	719
Deferred acquisition costs	271	362
Prepaid expenses	207	219
Outstanding premiums	316	294
Accrued benefit asset (Note 21)	456	438
Capital assets	129	168
Other	135	50

Total other assets	$5,510	$4,670

*	As restated for adoption of AcG 15 (Note 2).
Amortization of deferred acquisition costs charged to income amounted to $138 in 2005 ($179 and $234 in 2004 and 2003, respectively).
Capital assets are carried at a cost of $602 ($591 in 2004), less accumulated depreciation and amortization of $473 ($423 in 2004). Depreciation and amortization charged to income totalled $63 in 2005 ($62 and $67 in 2004 and 2003, respectively).
10. Actuarial Liabilities and Other Policy Liabilities
A) ACTUARIAL POLICIES
Actuarial liabilities and other policy liabilities represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force policies.
In calculating actuarial liabilities and other policy liabilities, assumptions must be made about mortality and morbidity rates, policy terminations, equity market performance, interest rates, asset default, inflation, expenses and other factors over the life of the Company’s products. The general approaches to the setting of assumptions used by the Company are described later in this note.
The Company uses best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if the actuary is less certain about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10. Actuarial Liabilities and Other Policy Liabilities (Cont’d)
In determining these provisions, the Company ensures:
•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption, and the extent of uncertainty present in making that assumption, and

•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.
With the passage of time and resulting reduction in estimation risk, the provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually and revisions are made where deemed necessary and prudent.
The Company generally maintains distinct asset portfolios for each line of business. To ensure the adequacy of liabilities, the Company does cash flow testing using several plausible scenarios for future interest rates and economic environments as well as a set of prescribed scenarios. In each test, asset and liability cash flows are projected. Net cash flows are invested in new assets, if positive, or assets are sold to meet cash needs, in accordance with the assumptions in the test and the standards of the Canadian Institute of Actuaries. Deferred net realized gains are taken into account in establishing the actuarial liabilities.
Provision for Policyholder Dividends
An amount equal to the earned and accrued portion of policyholder dividends including earned and accrued terminal dividends is shown as a provision for policyholder dividends. Actuarial liabilities provide for the payment of policyholder dividends that are forecasted to be paid over the next 12 months and beyond, in excess of dividends earned and accrued. Both liabilities are determined taking into account the scale of dividends approved by the Board. Actuarial liabilities take into account the expectation that future dividends will be adjusted to reflect future experience. Earned and accrued policyholder dividends of $802 are included in policyholder dividends and interest on claims and deposits in the consolidated statements of operations ($809 in 2004 and $867 in 2003).
B) COMPOSITION OF ACTUARIAL LIABILITIES AND OTHER POLICY LIABILITIES
The actuarial liabilities and other policy liabilities consist of the following:

	2005
		United
	Canada	States	Asia	Corporate(1)	Total

Individual participating life	$11,591	$5,167	$2,538	$3,094	$22,390
Individual non-participating life	1,858	6,649	196	496	9,199
Group life	1,184	130	7	(3)	1,318
Individual annuities	9,317	16,002	—	3,192	28,511
Group annuities	5,752	3,313	160	—	9,225
Health insurance	4,581	470	(1)	84	5,134

Total actuarial liabilities	34,283	31,731	2,900	6,863	75,777
Add: Other policy liabilities(2)	570	431	49	662	1,712

Actuarial liabilities and other policy liabilities	$34,853	$32,162	$2,949	$7,525	$77,489

	2004
		United
	Canada	States	Asia	Corporate(1)	Total

Individual participating life	$11,133	$5,137	$1,042	$3,740	$21,052
Individual non-participating life	1,727	6,177	199	380	8,483
Group life	1,190	121	1	41	1,353
Individual annuities	10,040	16,990	—	3,553	30,583
Group annuities	5,999	3,057	—	—	9,056
Health insurance	3,228	447	(1)	57	3,731

Total actuarial liabilities	33,317	31,929	1,241	7,771	74,258
Add: Other policy liabilities(2)	563	420	36	779	1,798

Actuarial liabilities and other policy liabilities	$33,880	$32,349	$1,277	$8,550	$76,056

(1)	Primarily business from the United Kingdom, Reinsurance and Run-off Reinsurance operations.
(2)	Consists of policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10. Actuarial Liabilities and Other Policy Liabilities (Cont’d)
C) TOTAL ASSETS SUPPORTING ACTUARIAL LIABILITIES, EQUITY AND OTHER
The following tables show the total assets supporting actuarial liabilities, equity and other:

	2005

	Bonds	Mortgages	Stocks	Real Estate	Other	Total

Individual participating life	$13,870	$3,596	$2,910	$2,211	$5,480	$28,067
Individual non-participating life	7,571	1,559	355	49	2,110	11,644
Group life	1,540	656	4	18	7	2,225
Individual annuities	25,664	4,736	52	28	1,432	31,912
Group annuities	7,403	2,257	34	123	850	10,667
Health insurance	4,650	1,514	10	41	486	6,701
Equity and other	5,456	243	491	771	12,689	19,650

Total assets	$66,154	$14,561	$3,856	$3,241	$23,054	$110,866

	2004*
	Bonds	Mortgages	Stocks	Real Estate	Other	Total

Individual participating life	$13,116	$3,400	$2,653	$2,153	$4,727	$26,049
Individual non-participating life	6,432	1,248	288	7	2,034	10,009
Group life	1,684	562	8	26	222	2,502
Individual annuities	27,072	4,737	51	62	1,787	33,709
Group annuities	7,070	2,281	32	121	791	10,295
Health insurance	4,685	1,358	11	40	440	6,534
Equity and other	4,437	276	420	739	12,833	18,705

Total assets	$64,496	$13,862	$3,463	$3,148	$22,834	$107,803

*	As restated for adoption of AcG 15 (Note 2).
D) CHANGES IN ACTUARIAL LIABILITIES
Changes in actuarial liabilities during the year are as follows:

	2005	2004

Actuarial liabilities, January 1	$74,258	$75,324

Change in liabilities on in-force business	(3,495)	(2,374)
Liabilities arising from new policies	4,268	3,799
Significant changes in assumptions or methodology(1) :
Gross increases	268	—
Gross decreases	(169)	—

Increase in actuarial liabilities	872	1,425

Actuarial liabilities before the following:	75,130	76,749
Acquisition (Note 3)	1,440	—
Change due to termination of reinsurance agreement(2)	1,223	(30)
Other	(13)	(29)
Effect of changes in currency exchange rates	(2,003)	(2,432)

Actuarial liabilities, December 31	75,777	74,258
Add: Other policy liabilities	1,712	1,798

Actuarial liabilities and other policy liabilities, December 31	$77,489	$76,056

(1) The increase in reserves arises from (a) lapse and morbidity assumption changes in the Reinsurance Business Unit and (b) strengthening the margin for future credit yield compression in US Individual. The decreases arise mainly from mortality assumption changes in the Reinsurance Business Unit.
(2) Reserve increase due to the termination of a reinsurance treaty on Canada Group Benefits business, and the resulting recapture of the business. An associated decrease in other liabilities was also recorded to reflect this recapture.
E) FAIR VALUE OF ACTUARIAL LIABILITIES, FUTURE INCOME TAXES AND DEFERRED NET REALIZED GAINS
The fair value of total actuarial liabilities shown in the tables above is $84,855 in 2005 and $81,641 in 2004. Fair value of actuarial liabilities is determined by reference to the fair value of the assets supporting those liabilities. The fair value of the net deferred income tax asset related to life insurance companies is $48 in 2005 (carrying value of $277) and $(494) in 2004 (carrying value of $294). Fair value of income taxes represents the amount that would be recognized on the balance sheet if the financial instruments were measured at fair value. Deferred net realized gains, which are generally taken into account in establishing the actuarial liabilities, do not exist when financial assets and liabilities are measured at fair value.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10. Actuarial Liabilities and Other Policy Liabilities (Cont’d)
F) ASSUMPTIONS AND MEASUREMENT UNCERTAINTY
Mortality
Mortality refers to the rates at which death occurs for defined groups of people. Insurance mortality assumptions are generally based on the Company’s average five-year experience. For annuities, Company experience is generally combined with industry experience, since the Company’s own experience is insufficient to be statistically credible for most of its annuity product lines. Assumed mortality rates for life insurance contracts do not reflect any future improvement which might be expected. On annuities where lower mortality rates result in an increase in liabilities, assumed future mortality rates are adjusted to reflect estimated future improvements in the rates.
For products where higher mortality would be financially adverse to the Company, a 1% increase in the best estimate assumption would decrease net income by $80. For products where lower mortality would be financially adverse to the Company, a 1% reduction in the mortality assumption would decrease net income by $40.
Morbidity
Morbidity refers to both the rates of accident or sickness, and the rates of recovery therefrom, for defined groups of people. Most of the Company’s disability insurance is marketed on a group basis. In Canada and in Asia, the Company offers critical illness policies on an individual basis and in Canada, the Company offers long-term care on an individual basis; a significant block of critical illness business written in the United Kingdom has also been assumed by the Company’s Reinsurance business unit. Medical stop-loss insurance is offered on a group basis in the United States and Canada. In Canada, group morbidity assumptions are based on the Company’s five-year average experience, modified to reflect the trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with the Company’s reinsurers and are largely based on their experience. In the United States, Company experience is used for both medical stop-loss and disability assumptions, with some consideration for industry experience. Larger provisions for adverse deviation are used for those benefits where Company or industry experience is limited. For products where the morbidity is a significant assumption, a 1% adverse change in that assumption would reduce net income by $16.
Asset Default
In addition to the allowances for losses on invested assets outlined in Note 6, the actuarial liabilities include an amount of $2,413 determined on a pre-tax basis ($2,160 in 2004) to provide for possible future asset defaults and loss of asset value on current assets and on future purchases. This provision results from a reduction in the expected future investment yield or a reduction in the value of equity assets recognized in the computation of actuarial liabilities. The reduction varies depending on the creditworthiness of the class of asset.
Segregated Fund Guarantees
The Company has a large volume of variable annuities primarily in the United States subject to equity market movements. The Company also reinsures the guarantees offered on variable annuities issued by other insurance companies in the United States, although the Company no longer accepts new business on these reinsurance treaties. The Company monitors its experience for these guarantees on a monthly basis, and has hedged a percentage of its exposure with long-dated put options against the S&P 500.
The Company has a block of unit-linked products in the United Kingdom which offer guaranteed annuity purchase price options. While not segregated fund guarantees, the exposure to the annuity options is dependent on equity market movements.
The Company used stochastic modelling techniques which test a large number of different scenarios of future market returns to estimate the actuarial liability for the various guarantees offered under variable annuities and under the United Kingdom annuity options. The sensitivity of the actuarial liability to changes in expected equity market returns is significant for these blocks of business. For example, a 1% reduction in the expected long-term equity market return assumption would decrease net income by $36 in respect of these guarantees.
Interest Rate
Interest rate risk is the potential for financial loss arising from changes in interest rates. For example, the Company is exposed to this risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows under unfavourable interest environments.
To manage this risk, an investment policy statement is established for each portfolio of assets and related liabilities. Asset/liability management programs are in place to implement these policy statements. The primary approach used is duration gap analysis, which measures the sensitivity of assets and liabilities to interest rate changes across the entire yield curve. Key rate duration analysis is used to examine the duration gap of assets and liabilities at discrete intervals on the yield curve. These gaps are managed within specified tolerance limits.
Interest rate sensitivity is provided for in the actuarial liabilities for all policies, with adequate provisions to absorb moderate changes in interest rates.
For certain product types, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through changes in the amount of dividends declared or to the rate of interest credited. These changes occur routinely as interest rates change, and reflect the normal operation of these policies according to their contractual terms. These products generally have minimum interest rate guarantees.

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10. Actuarial Liabilities and Other Policy Liabilities (Cont’d)
For the Company’s actuarial liabilities, an immediate 1% parallel increase in interest rates at December 31, 2005, across the entire yield curve, would result in an estimated increase in net income of $29. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $143. These results do not reflect any management action.
Policy Termination Rates
Policyholders may allow their policies to terminate prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by exercising one of the non-forfeiture options in the contract. Assumptions for termination experience on life insurance are generally based on the Company’s average five-year experience. Termination rates may vary by plan, age at issue, method of premium payment, and policy duration. For universal life contracts, it is also necessary to set assumptions about premium cessation occurring prior to termination of the policy. Studies prepared by industry or actuarial bodies are used for certain products where the Company’s experience is too limited to be statistically valid.
For individual life insurance products where fewer terminations would be financially adverse to the Company, net income would be decreased by $93 if the termination rate assumption were reduced by 10% starting in policy year six (5% for participating policies and policies with adjustable premiums). For products where more terminations would be financially adverse to the Company, net income would be decreased by $81 if an extra 1% of the in-force policies were assumed to terminate each year beginning in policy year six (0.5% for participating policies and policies with adjustable premiums).
Operating Expenses and Inflation
Actuarial liabilities provide for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on recent Company experience using an internal expense allocation methodology. Future expense assumptions reflect inflation. The sensitivity of actuarial liabilities to a 10 % increase in unit expenses Company-wide would result in a decrease in net income of $253.
G) REINSURANCE AGREEMENTS
Reinsurance is used primarily to limit exposure to large losses. The Company has an individual life insurance retention policy and limits which require that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, the Company retains primary responsibility to the policyholders. In addition, the Company assumes by retrocession a substantial amount of business from reinsurers. The effect of these reinsurance arrangements on premiums and payments to policyholders, beneficiaries and depositors is summarized as follows:

	2005	2004	2003

Premiums:
Direct premiums	$13,290	$13,235	$13,688
Reinsurance assumed	745	655	723
Reinsurance ceded	(1,095)	(987)	(868)

	$12,940	$12,903	$13,543

Payments to policyholders, beneficiaries and depositors:
Direct payments	$12,956	$12,671	$13,036
Reinsurance assumed	838	602	809
Reinsurance ceded	(992)	(741)	(919)

	$12,802	$12,532	$12,926

Actuarial liabilities are shown net of ceded reinsurance of $2,003 in 2005 ($2,931 in 2004).
H) ROLE OF THE APPOINTED ACTUARY
The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations or directives.
The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities at the balance sheet dates to meet all obligations to policyholders of the Company. Examination of supporting data for accuracy and completeness and analysis of Company assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.
The Appointed Actuary is required each year to analyze the financial condition of the Company and prepare a report for the Board. The 2005 analysis tested the capital adequacy of the Company until December 31, 2009, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of the Company’s Canadian capital and surplus requirements. In addition, foreign operations and foreign subsidiaries of the Company must comply with local capital requirements in each of the jurisdictions in which they operate. Furthermore, the Company is required to appropriate retained earnings of $2,857 ($2,328 in 2004). All of these regulatory requirements constrain the Company’s ability to distribute its retained earnings.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11. Senior Debentures
The following obligations are included in senior debentures:

	Currency of Borrowing	Interest Rate	Maturity	2005	2004

Partnership capital securities (Note 2)	U.S. dollars	8.53%	—	$699	$720
Sun Life Assurance debentures (Note 2):
Series A debenture	Canadian dollars	6.87%	2031	990	990
Series B debenture	Canadian dollars	7.09%	2052	200	200
Funding debenture (1)	Canadian dollars	7.09%	2052	3	10
Sun Life Financial senior unsecured debentures(2)	Canadian dollars	4.80%	2035	600	—

				$2,492	$1,920

Fair value				$2,723	$2,157

(1)	On December 30, 2005, $7 of the Funding debenture was redeemed prior to the maturity date.
(2)	On November 23, 2005,Sun Life Financial Inc. issued $600 principal amount of Series A Senior Unsecured 4.8% Fixed/Floating Debentures due 2035. These debentures will bear interest at a fixed annual rate of 4.8% per annum payable semi-annually until November 23, 2015; and at a variable rate payable quarterly equal to the Canadian dollar offered rate for three months’ bankers’ acceptances plus 1% thereafter until maturity on November 23, 2035. Sun Life Financial Inc. may redeem the debentures after 10 years at 100% of the principal amount. The debentures will be a direct senior unsecured obligation of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc.
Fair value is based on market price for the same or similar instruments as appropriate. Interest expense for the partnership capital securities and the debentures was $144, $150 and $155 for 2005, 2004 and 2003, respectively.
12. Other Liabilities
A) COMPOSITION OF OTHER LIABILITIES
Other liabilities consist of the following:

	2005	2004*

Accounts payable	$2,137	$2,727
Bank overdrafts	217	417
Bond repurchase agreements	1,614	1,645
Accrued expenses and taxes	1,075	919
Borrowed funds	127	153
Future income taxes (Note 19)	502	505
Accrued benefit liability (Note 21)	470	456
Provisions for future policyholder costs	54	82
Other	396	248

Total other liabilities	$6,592	$7,152

*	As restated for adoption of AcG 15 (Note 2).
B) BOND REPURCHASE AGREEMENTS
The Company enters into bond repurchase agreements for operational funding and liquidity purposes. Bond repurchase agreements have maturities ranging from 4 to 89 days, averaging 31 days, and bearing interest rates averaging 3.24% as at December 31, 2005 (2.5% in 2004). As at December 31, 2005, the Company had assets with a total market value of $1,614 ($1,654 in 2004) pledged as collateral for the bond repurchase agreements.
C) BORROWED FUNDS
The following obligations are included in borrowed funds in the table above:

	Currency of Borrowing	Maturity	2005	2004

Bank credit facilities(1)	U.S. dollars	2006	$—	$36
Encumbrances on real estate	Canadian dollars	2006-2012	59	52
	U.S. dollars	2006-2014	68	65

Total borrowed funds			$127	$153

(1)	At a floating rate, linked to London Inter Bank Offered Rate.

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
12. Other Liabilities (Cont’d)
At December 31, 2005, aggregate maturities of encumbrances on real estate are as follows:

Year	Amount

2006	$6
2007	15
2008	25
2009	2
2010	3
Thereafter	76

Total	$127

At December 31, 2005, bank credit facilities are nil ($36 in 2004) and the weighted average interest rates related to those borrowings is 2.9% (1.6% in 2004). The U.S. dollar bank credit facility is secured by the future distribution fee stream of the mutual funds under the management of MFS.
At December 31, 2005, the Company had $105 in a line of credit from a financial institution of which $105 was unused. This line of credit has a term of one year.
Interest expense for the borrowed funds was $33, $11 and $15 for 2005, 2004 and 2003, respectively.
13. Subordinated Debt
The following obligations are included in subordinated debt:

		Interest
	Currency	Rate	Maturity	2005	2004*

Subordinated debentures(1)	Canadian dollars	6.65%	2015	$300	$300
Subordinated debentures(2)	Canadian dollars	6.15%	2022	799	799
Subordinated debentures(3)	Canadian dollars	6.30%	2028	150	150
Subordinated notes(4)	U.S. dollars	6.63%	2007	32	33
Subordinated notes	U.S. dollars	7.25%	2015	175	180

Total				$1,456	$1,462

Fair value				$1,617	$1,614

(1)	After October 12, 2010, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole or in part at any time prior to October 12, 2010. On or after October 12, 2010, redeemable in whole on interest payment date.
(2)	After June 30, 2012, interest is payable at 1.54% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole or in part at any time.
(3)	Redeemable in whole or in part at any time.
(4)	In the third quarter of 2003, $165 (81.6% of the originally issued notes) was redeemed. Redemption premiums of $24 ($14 net of taxes) were recorded in net investment income in 2003.

*	As restated for adoption of AcG 15 (Note 2).
Fair value is based on market prices for the same or similar instruments as appropriate. Interest expense on subordinated debt was $96, $107 and $122 for 2005, 2004 and 2003, respectively.
All subordinated debt qualifies as capital for Canadian regulatory purposes.
14. Non-controlling Interests in Subsidiaries
Non-controlling interests in the consolidated balance sheets consist of the following:

	2005	2004*

Preferred shares of Sun Life Assurance(1)	$—	$152
Non-controlling interests in MFS and McLean Budden Limited	50	36

Total non-controlling interests in subsidiaries	$50	$188

(1)	On June 30, 2005, these preferred shares were redeemed by Sun Life Assurance at $25 per share for a total amount of $150, excluding declared dividends also paid upon redemption.

*	As restated for adoption of AcG 15 (Note 2).
Non-controlling interests in net income of subsidiaries include the preferred shares dividend payments of $3 ($7 in 2004 and $7 in 2003) and non-controlling interests in MFS and McLean Budden Limited of $20 ($21 in 2004 and $7 in 2003).

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15. Share Capital and Normal Course Issuer Bid
A) SHARE CAPITAL
The authorized share capital of Sun Life Financial Inc. consists of the following:
•	An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of Sun Life Financial Inc. There are no pre-emptive, redemption, purchase or conversion rights attached to the common shares.
•	An unlimited number of Class A and Class B non-voting preferred shares, issuable in series. The Board is authorized to fix before issuing the shares, the number, the consideration per share, the designation of and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized three Series of Class A non-voting preferred shares.
The changes and the number of shares issued and outstanding are as follows:

	2005		2004		2003
	Number		Number		Number
	of Shares	Amount	of Shares	Amount	of Shares	Amount

Preferred shares (in millions of shares)
Balance, January 1	—	$—	—	$—	—	$—
Preferred shares issued, Series 1	16	400	—	—	—	—
Preferred shares issued, Series 2	13	325	—	—	—	—
Issuance costs, net of taxes	—	(13)	—	—	—	—

Balance, December 31	29	$712	—	$—	—	$—

Common shares (in millions of shares)
Balance, January 1	592	$7,238	600	$7,289	618	$7,420
Common shares issued, net of issuance costs, granted as consideration for business acquisition (Note 3)	—	—	—	—	2	63
Stock options exercised (Note 18)	3	99	2	75	1	28
Common shares purchased for cancellation	(13)	(164)	(10)	(126)	(18)	(222)
Common shares cancelled for lost policyholders	—	—	—	—	(3)	—

Balance, December 31	582	$7,173	592	$7,238	600	$7,289

On July 15, 2005, Sun Life Financial Inc. issued $325 of Class A Non-Cumulative Preferred Shares, Series 2, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.30 per share, yielding 4.8% annually. Subject to regulatory approval, on or after September 30, 2010, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium. On February 25, 2005, Sun Life Financial Inc. issued $400 of Class A Non-Cumulative Preferred Shares, Series 1, at $25 per share. Holders are entitled to receive a non-cumulative quarterly dividend of $0.297 per share, yielding 4.75% annually. Subject to regulatory approval, on or after March 31, 2010, Sun Life Financial Inc. may redeem these shares, in whole or in part, at a declining premium. Related underwriting commissions of $13 (net taxes of $7) were deducted from preferred shares in the consolidated statements of equity.
In accordance with the provisions of the Demutualization Plan of Sun Life Assurance Company of Canada and the share capital by-law of Sun Life Financial Inc., unclaimed demutualization benefits issued to eligible policyholders whose addresses were not known to the Company (lost policyholders) were cancelled on February 22, 2003. The unclaimed demutualization benefits that were cancelled on February 22, 2003, include approximately three million common shares of Sun Life Financial Inc. with a nominal share capital, accumulated dividends of approximately $3 and demutualization benefits payable in cash of approximately $10. Under the Demutualization Plan, lost policyholders may claim their cancelled demutualization benefits (including all unpaid dividends on shares) at any time without interest.
SUBSEQUENT EVENT
On January 13, 2006, Sun Life Financial Inc. issued $250 of Class A Non-Cumulative Preferred Shares, Series 3, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Subject to regulatory approval, on or after March 31, 2011, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium.
B) NORMAL COURSE ISSUER BID
In February 2003, Sun Life Financial Inc. announced a normal course issuer bid program under which it was authorized to purchase, for cancellation, through the Toronto Stock Exchange (TSX), up to 31 million common shares, representing approximately 5% of its issued and outstanding common shares at that time. This program covered the period from February 14, 2003 to January 5, 2004. On January 8, 2004, Sun Life Financial Inc. announced a similar normal course issuer bid to purchase up to 30 million common shares, representing approximately 5% of its issued and outstanding common shares at that time, during the period from January 12, 2004, to January 11, 2005. On January 6, 2005, the Company announced the renewal of its normal course issuer bid to purchase up to 30 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. This normal course issuer bid covered the period from January 12, 2005, to January 11, 2006. Purchases were executed on the TSX at the prevailing market price in amounts and times determined by the Company.

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15. Share Capital and Normal Course Issuer Bid (Cont’d)
Amounts repurchased under the normal course issuer bids are as follows:

	2005		2004	2003

Number of shares repurchased (in millions)	13		10	18
Amount (1)	$544	(2)	$388	$527
Average price per share	$41.10		$37.93	$28.88

(1)	The total amount repurchased is allocated to common shares and retained earnings in the consolidated statements of equity. The amount recorded to common shares is based on the average cost per common share.
(2)	As at December 31, 2005, an additional $11 were subscribed for but not settled or cancelled.
SUBSEQUENT EVENT
On January 10, 2006, Sun Life Financial Inc. announced that it was authorized to purchase up to 29 million shares, representing approximately 5% of its issued and outstanding common shares, under a renewed normal course issuer bid program that will cover the period from January 12, 2006, to January 11, 2007.
16. Operating Expenses
Operating expenses consist of the following:

	2005	2004	2003

Compensation costs	$1,726	$1,557	$1,510
Premises and equipment costs	286	290	287
Restructuring and other related charges	10	27	128
Capital asset depreciation and amortization (Note 9)	63	62	67
Other (1)	836	895	1,096

Total operating expenses	$2,921	$2,831	$3,088

(1)	Other for 2004 includes a pre-tax provision for MFS regulatory issues and other actions of $66 ($338 in 2003).
17. Earnings Per Share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2005	2004*	2003*

Common shareholders’ net income	$1,843	$1,680	$1,307
Less: Effect of stock options of subsidiaries(1)	5	2	—

Common shareholders’ net income on a diluted basis	$1,838	$1,678	$1,307

Weighted average number of shares outstanding for basic earnings per share (in millions)	587	599	608
Add: Adjustments relating to the dilutive impact of stock options(1), (2)	3	3	—

Weighted average number of shares outstanding on a diluted basis (in millions)	590	602	608

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period.
(2)	Options to purchase approximately four million shares of Sun Life Financial Inc. at the average exercise price of $33.22 per share were outstanding as at December 31, 2003. However, they were not included in the diluted earnings per share calculations, because their exercise prices were greater than the average market price of the common shares.
*	As restated for adoption of AcG 15 (Note 2).
18. Stock-Based Compensation
A) STOCK OPTION PLANS
Sun Life Financial Inc. granted stock options to certain employees and directors under the Executive Stock Option Plan and the Director Stock Option Plan and to all eligible employees under the Special 2001 Stock Option Award Plan. These options may be exercised at the closing price of the common shares on the TSX on the trading day preceding the grant date. The options granted under the stock option plans will vest at various times: over a four-year period under the Executive Stock Option Plan with the exception of two special grants with a five-year period; two years after the grant date under the Special 2001 Stock Option Award Plan; and over a two-year period under the Director Stock Option Plan. All options have a maximum exercise period of 10 years. The maximum number of common shares that may be issued under the Executive Stock Option Plan, the Special 2001 Stock Option Award Plan and the Director Stock Option Plan are 29,525,000 shares, 1,150,000 shares and 150,000 shares, respectively. Effective April 2, 2003, further grants under the Sun Life Financial Inc. Director Stock Option Plan were discontinued.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18. Stock-Based Compensation (Cont’d)
The activities in the stock option plans for the years ended December 31 are as follows:

	2005		2004		2003
	Number of	Weighted	Number of	Weighted	Number of	Weighted
	Stock Options	Average	Stock Options	Average	Stock Options	Average
	(Thousands)	Exercise Price	(Thousands)	Exercise Price	(Thousands)	Exercise Price

Balance, January 1	12,457	$26.90	15,239	$27.17	12,421	$29.82
Granted	1,339	40.80	173	36.67	4,778	27.70
Exercised	(2,999)	26.11	(2,267)	25.69	(863)	22.51
Forfeited	(748)	25.61	(688)	26.97	(1,097)	28.76

Balance, December 31	10,049	$28.95	12,457	$26.90	15,239	$27.17

Exercisable, December 31	5,750	$27.59	6,318	$27.36	5,291	$27.30

The stock options outstanding and exercisable as at December 31, 2005, by exercise price, are as follows:

	Options Outstanding			Options Exercisable
	Number of	Weighted Average	Weighted	Number of	Weighted
	Stock Options	Remaining Contractual	Average	Stock Options	Average
Range of exercise prices	(Thousands)	Life (Years)	Exercise Price	(Thousands)	Exercise Price

$19.05 to $24.30	3,163	6.26	$22.17	1,914	$22.24
$25.28 to $30.91	3,645	6.03	28.49	2,362	28.63
$31.00 to $33.20	1,830	6.18	32.75	1,396	32.65
$36.50 to $44.73	1,411	8.96	40.41	78	36.65

	10,049	6.54	$28.95	5,750	$27.59

The weighted average fair values of the stock options, calculated using the Black-Scholes option-pricing model, granted during the year ended December 31, 2005, was $9.68 ($9.81 and $7.61 for 2004 and 2003, respectively). The Black-Scholes option-pricing model used the following assumptions to determine the fair value of options granted during the year:

Weighted average assumptions	2005	2004	2003

Risk-free interest rate	4.3%	4.5%	5.0%
Expected volatility	20.0%	24.8%	25.0%
Dividend yield	2.4%	2.3%	2.5%
Expected life of the option (in years)	5.6	7.0	7.0
Option expenses of $9 in 2005 ($11 and $26 in 2004 and 2003, respectively) were recognized in operating expenses in the consolidated statements of operations. For the options issued prior to January 1, 2002, and valued using the intrinsic value method, no compensation expense was recognized as the option’s exercise price was not less than the market price of the underlying stock on the day of grant.
B) EMPLOYEE SHARE OWNERSHIP PLAN
The Company matches employees’ contributions to the Sun Life Financial Employee Stock Plan (Plan) for eligible employees in Canada who may contribute from 1% to 20% of their base earnings to the Plan. The Company matches 50% of the lower of the employee contributions and 5% of the employee’s base earnings to an annual maximum of one thousand five hundred dollars. The Company’s contributions vest immediately and are expensed.
C) OTHER STOCK-BASED COMPENSATION PLANS
All other stock-based compensation plans use notional units that are valued based on Sun Life Financial Inc.’s common share price on the TSX. Any fluctuation in Sun Life Financial Inc.’s common share price changes the value of the units, which affects the Company’s stock-based compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. The Company uses equity swaps and forwards to hedge its exposure to variations in cash flows due to changes in Sun Life Financial Inc.’s common share price for all of these plans.
Details of these plans are as follows:
Senior Executives’ Deferred Share Unit (DSU) Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award in the form of DSUs. Each DSU is equivalent to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately, however, participants are not permitted to redeem the DSUs until termination, death or retirement. The value at the time of redemption will be based on the fair market value of the common shares immediately before their conversion.
Restricted Share Unit (RSU) Plan: Under the RSU plan, participants are granted units that are equivalent to one common share and have a fair market value of a common share on the date of grant. Plan participants must hold RSUs for 36 months from the date of grant. RSUs earn dividend equivalents in the form of additional RSUs at the same rate as the dividends on common shares. The redemption value is the fair market value of an equal number of common shares.

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18. Stock-Based Compensation (Cont’d)
Performance Share Unit (PSU) Plan: Under the PSU plan, participants are granted units that are the equivalent to one common share and have a fair market value of a common share on the date of grant. Plan participants must hold PSUs for 36 months from the date of grant. PSUs earn dividend equivalents in the form of additional PSUs at the same rate as the dividends on common shares. No PSUs will vest or become payable unless the Company meets its threshold targets with respect to specified performance targets. The plan provides for an enhanced payout if the Company achieves superior levels of performance to motivate participants to achieve a higher return for shareholders. Payments to participants are based on the number of PSUs earned multiplied by the market value of the common shares at the end of the three-year performance period.
Expenses and outstanding units: The outstanding units and expenses recorded to operating expenses in the consolidated statements of operations are summarized in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the table that follows include increases in the liabilities for DSUs, RSUs and PSUs due to changes in the fair market value of the common shares of Sun Life Financial Inc. and the accruals of the RSU and PSU liabilities over the vesting period, and exclude any reduction in expenses due to the impact of hedging.

	2005	2004	2003

Number of units (in thousands):
Deferred share units	587	542	582
Restricted share units	2,080	1,644	664
Performance share units	461	273	—
Expense recorded (in millions)	$46	$30	$9
D) STOCK-BASED COMPENSATION PLANS OF SUBSIDIARIES
A subsidiary of the Company grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. The restricted stock awards were granted in 2005 and under the terms of this plan, shares are granted but vesting requirements must be met in order for employees to have full ownership rights to these shares. The restricted stock awards vest over a 5-year period. The stock options granted in 2005 vest over a 4-year period. No stock based compensation awards were granted in 2004. Options granted in 2003 vested immediately.
The outstanding awards and expenses recorded to operating expenses in the consolidated statements of operations for these awards are summarized as follows:

	2005	2004	2003

Awards outstanding (in thousands)	192	140	172
Expense recorded (in millions)	$13	$—	$6
19. Income Taxes
In the consolidated statements of operations, the income tax expense for the Company’s worldwide operations has the following components:

	2005	2004	*	2003	*

Canadian income tax expense:
Current	$127	$98		$61
Future	151	95		192

Total	278	193		253

Foreign income tax expense (benefit):
Current	327	(67)		235
Future	(74)	137		(131)

Total	253	70		104

Total income taxes expense	$531	$263		$357

*	As restated for adoption of AcG 15 (Note 2).
The after-tax undistributed earnings of most non-Canadian subsidiaries would be taxed only upon their repatriation to Canada. The Company recognizes a future tax liability, if any, on these undistributed earnings to the extent that management expects they will be repatriated in the foreseeable future. To the extent repatriation of such earnings is not currently planned, the Company has not recognized the future tax liability. If the undistributed earnings of all non-Canadian subsidiaries not currently planned were repatriated, additional taxes that would be payable are estimated to be $75 as at December 31, 2005 ($63 and $67 in 2004 and 2003, respectively).

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19. Income Taxes (Cont’d)
The Company’s effective worldwide income tax rate differs from the combined Canadian federal and provincial statutory income tax rate, as follows:

	2005		2004*		2003*
		%		%		%
Total net income	$1,876		$1,693		$1,306
Add: Income taxes expense	531		263		357
Non-controlling interests in net income of subsidiaries	23		28		14

Total net income before income taxes and non-controlling interests in net income of subsidiaries	$2,430		$1,984		$1,677

Taxes at the combined Canadian federal and provincial statutory income tax rate	$850	35.0	$655	33.0	$579	34.5
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(148)	(6.0)	(259)	(13.1)	(134)	(8.0)
Tax (benefit) cost of unrecognized losses	(35)	(1.5)	(19)	(1.0)	(37)	(2.2)
Tax exempt investment income	(114)	(4.7)	(94)	(4.7)	(91)	(5.4)
Capital taxes	8	0.3	7	0.4	11	0.7
Changes to statutory income tax rates	—	—	—	—	29	1.7
Other	(30)	(1.2)	(27)	(1.4)	—	—

Company’s effective worldwide income taxes	$531	21.9	$263	13.2	$357	21.3

*	As restated for adoption of AcG 15 (Note 2).
The Company has accumulated tax losses, primarily in the United Kingdom, totalling $893 ($1,317 in 2004). The benefit of these tax losses has been recognized to the extent that they are more likely than not to be realized in the amount of $78 ($93 in 2004) in future income taxes. The Company will realize this benefit in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit the Company’s ability to utilize these losses.
The following are the future tax assets and liabilities in the consolidated balance sheets by source of temporary differences:

	2005		2004*
	Assets	Liabilities	Assets	Liabilities
Investments	$198	$395	$196	$484
Actuarial liabilities	18	(14)	134	35
Deferred acquisition costs	301	9	300	(2)
Losses available for carry forward	177	(2)	250	(40)
Other	74	114	36	28

	768	502	916	505
Valuation allowance	(101)	—	(197)	—

Total	$667	$502	$719	$505

*	As restated for adoption of AcG 15 (Note 2).
Future income taxes are the result of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the recognized tax effects in the consolidated statements of operations are as follows:

	2005	2004 *	2003 *

Investments	$(107)	$(193)	$(65)
Actuarial liabilities	68	126	113
Deferred acquisition costs	2	97	(144)
Losses (incurred) utilized	10	220	118
Other	104	(18)	39

Future income tax expense	$77	$232	$61

*	As restated for adoption of AcG 15 (Note 2).

32 www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20. Commitments, Guarantees and Contingencies
A) LEASE COMMITMENTS
The Company leases offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases are as follows:

	2006	2007	2008	2009	2010	Thereafter

Future rental payments	$103	$93	$56	$45	$37	$118

B) CONTRACTUAL COMMITMENTS
In the normal course of business, various contractual commitments are outstanding which are not reflected in the consolidated financial statements. At December 31, 2005, there were outstanding contractual commitments as follows:

	Expires in	Expires in	Expires
	30 Days	31 to 365 Days	2007 or Later	Total

Contractual commitments	$218	$1,254	$694	$2,166

The majority of these commitments are to extend credit under commercial and residential mortgage loans and private placements.
C) LETTERS OF CREDIT
The Company issues commercial letters of credit in the normal course of business. At December 31, 2005, letters of credit in the amount of $209 have been issued.
D) INDEMNITIES
In the normal course of its business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements and service agreements. These agreements may require the Company to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The Company has also agreed to indemnify its directors and certain of its officers and employees in accordance with the Company’s by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on the Company’s liability and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, the Company cannot estimate its potential liability under these indemnities. The Company believes that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, the Company has not made any significant payment under such indemnification provisions.
In certain cases, the Company has recourse against third parties with respect to the aforesaid indemnities and the Company also maintains insurance policies that may provide coverage against certain of these claims.
E) LEGAL AND REGULATORY PROCEEDINGS
Sun Life Financial Inc., MFS and certain of its subsidiaries, MFS Corporation Retirement Committee, various MFS funds, certain current and/or former Trustees of those MFS funds, and certain officers of MFS have been named as defendants in multiple lawsuits filed in U.S. federal and state courts. These lawsuits variously have been commenced as class actions or individual actions on behalf of investors who purchased, held or redeemed shares of the MFS funds during specified periods, as ERISA actions by participants in certain retirement plan accounts on behalf of those accounts, or as derivative actions on behalf of MFS funds. The lawsuits relating to market timing and related matters have been transferred to, and consolidated before, the United States District Court for the District of Maryland, as part of a multi-district litigation of market timing and related claims involving several other fund complexes (In re Mutual Funds Investment Litigation (Alger, Columbia, Janus, MFS, One Group, Putnam, Allianz Dresdner), No.1:04-md-15863 (transfer began March 19, 2004)). The market timing cases related to the MFS funds are Riggs v. MFS et al., Case No. 04-CV-01162-JFM (direct), Hammerslough v. MFS et al., Case No. 04-MD-01620 (derivative), Anita Walker v. MFS et al., Case No. 1:04-CV-01758 (ERISA) and Reaves v. MFS Series Trust I, et al. Case No. 1:05-CV-02220-JFM (Class B Shares). The plaintiffs in these consolidated lawsuits generally seek injunctive relief including removal of the named Trustees, adviser and distributor, rescission of contracts and 12b-1 Plans, disgorgement of fees and profits, monetary damages, punitive damages, attorney’s fees and costs, and other equitable and declaratory relief. Two lawsuits alleging improper brokerage allocation practices and excessive compensation are pending in the United States District Court for the District of Massachusetts (Forsythe v. Sun Life Financial Inc., et al., No. 04cv10584 (GAO) (a consolidated action) and Marcus Dumond, et al. v. Massachusetts Financial Servs. Co., et al., No. 04cv11458 (GAO)). The plaintiffs in these lawsuits generally seek compensatory damages, punitive damages, recovery of fees, rescission of contracts, an accounting, restitution, declaratory relief, equitable and/or injunctive relief and attorney’s fees and costs.
The various lawsuits generally allege that some or all of the defendants (i) permitted or acquiesced in market timing and/or late trading in some of the MFS funds and, inadequately disclosed MFS’ internal policies concerning market timing and such matters, (ii) received excessive compensation as fiduciaries to the MFS funds, or (iii) permitted or acquiesced in the improper use of fund assets by MFS to support the distribution of MFS fund shares and inadequately disclosed MFS’s use of fund assets in this manner. The actions assert that some or all of the defendants violated U.S. federal securities laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, the Employee Retirement Income Security Act of 1974, as well as fiduciary duties and other violations of common law. Insofar as any of these actions is appropriately brought derivatively on behalf of any of the MFS funds, any recovery will inure to the benefit of the MFS funds. In February, March and April 2005 the defendants filed separate motions to dismiss all claims of the various lawsuits (except Reaves, which has not been separately briefed), and hearings have been held on these motions.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20. Commitments, Guarantees and Contingencies (Cont’d)
On November 3, 2005, the district judge considering the motions to dismiss the Riggs and Hammerslough actions issued memoranda indicating that it intends to grant in part and deny in part defendants’ motions in these actions. The judge will issue a formal order after the parties submit proposed orders consistent with the court’s memoranda. Sun Life Financial cannot predict the outcome of these actions with certainty and is accordingly unable to determine the potential impact that they may have on Sun Life Financial’s results of operations, financial position and cash flows at the present time. Additional lawsuits based upon similar allegations may be filed in the future.
In addition, Sun Life Financial Inc. and its subsidiaries are engaged in various other legal actions in the ordinary course of business, which are not expected to have a material adverse effect, individually or in the aggregate, on the consolidated financial position or results of operations of Sun Life Financial.
F) PROVISIONS IN THE UNITED KINGDOM
The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowments. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with United Kingdom regulators with respect to these and other matters.
The Company has provisions for future costs and expenses relating to all reviews of past mortgage endowment and pension business sold in the United Kingdom, as components of both actuarial liabilities and other liabilities. At December 31, 2005, the combined provision was $73 ($121 in 2004).
21. Pension Plans and Other Post-Retirement Benefits
The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans.

	Pension		Post-Retirement
	2005	2004	2005	2004

Change in projected benefit obligation:
Projected benefit obligation, January 1	$2,190	$2,053	$293	$291
Service cost	56	56	7	7
Interest cost	123	121	17	17
Actuarial losses (gains)	344	85	39	9
Benefits paid	(87)	(103)	(12)	(10)
Curtailments, settlements and plan amendments	(34)	1	(4)	(17)
Effect of changes in currency exchange rates	(102)	(23)	(2)	(4)

Projected benefit obligation, December 31(1),(2)	$2,490	$2,190	$338	$293

Accumulated benefit obligation, December 31(3)	$2,343	$2,019

Change in plan assets:
Fair value of plan assets, January 1	$2,177	$2,077	$—	$—
Net actual return on plan assets	231	200	—	—
Employer contributions	35	25	12	10
Benefits paid	(87)	(103)	(12)	(10)
Effect of changes in currency exchange rates	(92)	(22)	—	—

Fair value of plan assets, December 31(1)	$2,264	$2,177	$—	$—

Net funded status, December 31	$(226)	$(13)	$(338)	$(293)
Unamortized net actuarial loss	601	394	80	45
Unamortized past service cost	8	11	(22)	(20)
Unamortized transition asset	(108)	(132)	(9)	(10)
Contributions (transfers), October 1 to December 31(1)	(1)	(1)	1	1

Accrued benefit asset (liability), December 31(1)	$274	$259	$(288)	$(277)

Balance sheet classification of accrued benefit asset (liability), December 31:
Other assets	$456	$438	$—	$—
Other liabilities	$182	$179	$288	$277

Pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	$1,715	$1,496

Plan assets	$1,364	$1,239

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21. Pension Plans and Other Post-Retirement Benefits (Cont’d)
Weighted average assumptions:

	Pensions		Post-retirement
	To Measure	To Measure the	To Measure	To Measure the
	Benefit Obligation	Net Benefit Costs	Benefit Obligation	Net Benefit Costs
	as of the Plans’	or Income for	as of the Plans’	or Income for
	Measurement Date(1)	the Period	Measurement Date(1)	the Period

Discount rate	5.1%	5.8%	5.1%	6.0%
Expected long-term rate of return on plan assets	7.4%	7.2%	—	—
Rate of compensation increase	3.6%	3.9%	—	—

(1)	The measurement date for most of the plans in the United States is September 30. For all other defined benefit plans, the measurement date is December 31. For plans with a September 30 measurement date, contributions from October 1 to December 31 are reflected in the balance sheet for the current year but excluded from the September 30 plan asset balance.
(2)	The date of the most recent actuarial valuation for funding purposes was January 1, 2005. The date of the next required actuarial valuation for funding purposes is January 1, 2006.
(3)	The Accumulated Benefit Obligation is smaller than the Projected Benefit Obligation since it does not recognize projected future compensation increases.
Discount rate, return on plan assets and rate of compensation increase:
The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country. In determining the discount rate for the Canadian plans, a yield curve for long term Corporate AA bonds is developed from the Government of Canada yield curve by adding an appropriate adjustment to reflect the risk characteristics of high-quality Corporate bonds. This curve is then used to calculate a level discount rate by reference to the spot yields on high-quality, non-callable, zero-coupon Corporate bonds with maturities that match the estimated benefit cash flows for the plan.
In determining the discount rate for the plans in the United States, a benchmark rate is used by referencing various published indexes such as the Merrill Lynch 10+ High Quality Index, 30-year Treasury Bonds, Moody’s Aa, and Moody’s Baa. The discount rate assumption is selected after considering the projected cash flows paid from the Company’s United States benefit plans based on plan demographics, plan provisions, and the economic environment as of the measurement date.
The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions by asset class and is selected from a range of possible future asset returns.
The rate of compensation increase is a long-term rate based on current expectations of future pay increases.

	Pension			Post-Retirement(1)
	2005	2004	2003	2005	2004	2003

Components of defined benefit cost recognized:
Service cost, curtailments and settlements	$56	$57	$54	$7	$7	$8
Plan amendments	—	1	3	(4)	(17)	—
Interest cost	123	121	112	17	17	17
Actual return on plan assets	(231)	(201)	(252)	—	—	—
Actuarial losses (gains)	341	84	185	39	9	26

Benefit cost before adjustments to recognize the long-term nature of defined benefit plans	$289	$62	$102	$59	$16	$51

Adjustments to recognize the long-term nature of defined benefit plans:
Difference between expected and actual return on plan assets for year	71	41	99	—	—	—
Difference between actuarial losses (gains) recognized and actual actuarial losses (gains) on accrued benefit obligation for year	(342)	(74)	(170)	(37)	(7)	(25)
Difference between amortization of past service costs for year and actual plan amendments for year	1	1	(1)	2	16	—
Amortization of transition obligation (asset)	(19)	(20)	(20)	(2)	(2)	(2)

Total adjustments to defer costs to future periods	$(289)	$(52)	$(92)	$(37)	$7	$(27)

Total benefit cost recognized	$—	$10	$10	$22	$23	$24

(1)	The assumed medical cost trend rate used in measuring the accumulated post-retirement benefits obligation in Canada in 2005 was 10%, decreasing by 0.5% each year until 2014, after which it remains at 5.5%. In the United States in 2005, the assumed rate was 10%, decreasing evenly to 5% by 2011, and remaining at that level thereafter. The assumed dental cost trend rate is 4.5% in Canada and 5% in the United States.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21. Pension Plans and Other Post-Retirement Benefits (Cont’d)
Health care cost calculations are based on trend rate assumptions which may differ from actual results. Changes in trend rate assumptions by 1% in either direction will change the health care cost as follows:

	1%
	Increase	Decrease

Effect on post-retirement benefit obligations	$53		$(45)
Effect on aggregated service and interest costs	$5	$	(4)
Composition of fair value of plan assets, December 31:

	2005	2004

Equity investments	49.7%	48.0%
Fixed income investments	43.4%	44.7%
Real estate investments	2.1%	2.7%
Other	4.8%	4.6%

Total composition of fair value of plan assets	100.0%	100.0%

Target allocation of plan assets, December 31:

	2005	2004

Equity investments	46.3%	45.2%
Fixed income investments	44.8%	45.0%
Real estate investments	5.3%	5.1%
Other	3.6%	4.7%

Total	100.0%	100.0%

The assets of the defined benefit pension plans are primarily held in trust for plan members and are managed within the provisions of the plans’ investment policies and procedures. Diversification of the investments is used to minimize credit, market and foreign currency risks. Due to the long-term nature of the pension obligations and related cash flows, asset mix decisions are based on long-term market outlooks within the specified tolerance ranges. The long-term investment objectives of the defined benefit pension plans are to exceed the real rate of investment return assumed in the actuarial valuation of plan liabilities. Over shorter periods, the objective of the defined benefit pension plans is to exceed the average market returns of a well-diversified portfolio. Liquidity is managed with consideration to the cash flow requirements of the liabilities.
Permitted investments of the defined benefit pension plans include guaranteed funds, annuities, as well as pooled and non-pooled variable accumulation funds in addition to any other investment vehicle approved by the plan sponsors which is eligible under pension regulations. The policy statement for each fund or manager mandate either prohibits, or permits, within specified constraints, the use of derivative instruments such as options and futures. The use of derivative instruments is limited to unleveraged substitution and hedging strategies. The defined benefit pension plans may not invest in securities of a related party or lend to any related party unless such securities are publicly traded and selected by the manager acting independently on behalf of all that manager’s discretionary accounts or pooled funds which have mandates similar to that of the Company’s defined benefit pension plans.
The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans.

		Post-
	Pension	Retirement	Total

Expected contributions for the next 12 months	$18	$12	$30

Expected future benefit payments
	2006	2007	2008	2009	2010	2011-2015

Pension	$82	$86	$88	$92	$97	$564
Post-retirement	11	11	12	12	13	73

Total	$93	$97	$100	$104	$110	$637

The total contribution made by the Company to defined contribution plans was $38 in 2005, $35 in 2004 and $35 in 2003.
22. Foreign Exchange Gain
In 2005, the Company reduced its net investment in its United Kingdom self-sustaining foreign operation. The reduction was a result of a capital restructuring whereby the foreign operation repaid capital of 450 U.K. Pounds. A foreign exchange gain of $74, equivalent to the proportionate amount of the foreign exchange gain accumulated in the currency translation account, was recognized in net investment income for the year ended December 31, 2005 (nil in 2004 and 2003). The adjustment for foreign exchange gain included in the consolidated statements of equity includes the foreign exchange loss from the disposal of Cuprum of $52 as described in Note 3.

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States
The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (Cdn. GAAP). These accounting principles differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP). The differing basis of accounting changes the incidence of profit recognition over its lifetime. Regardless of the accounting basis chosen, the total profit of an insurance contract will not change. The financial statement impact and a description of the material differences follow.
A) RECONCILIATION OF SELECTED CDN. GAAP FINANCIAL STATEMENT INFORMATION TO U.S. GAAP
i) Consolidated statements of operations:

	2005		2004		2003
	Cdn.	U.S.	Cdn.*	U.S.	Cdn.*	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

REVENUE
Premiums	$12,940	$7,135	$12,903	$6,883	$13,543	$7,229
Net investment income	6,079	6,030	5,924	5,693	5,703	5,758
Net realized gains		788		793		373
Fee income	2,899	2,965	2,903	3,098	2,810	3,053

	21,918	16,918	21,730	16,467	22,056	16,413

POLICY BENEFITS AND EXPENSES
Payments to policyholders, beneficiaries and depositors	13,506	8,920	13,114	9,218	13,470	9,159
Increase in actuarial liabilities	872	1,274	1,425	835	1,510	1,109
Acquisition expense amortization	138	439	179	473	234	613
Other expenses	4,972	3,979	5,028	3,838	5,165	4,096

	19,488	14,612	19,746	14,364	20,379	14,977

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	2,430	2,306	1,984	2,103	1,677	1,436
Income taxes expense	531	445	263	403	357	277
Non-controlling interests in net income of subsidiaries	23	23	28	35	14	14

INCOME BEFORE DIVIDENDS DECLARED ON PREFERRED SHARES	1,876	1,838	1,693	1,665	1,306	1,145
Less preferred share dividends	24	24	—	—	—	—

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES	1,852	1,814	1,693	1,665	1,306	1,145
Cumulative effect of accounting changes, net of taxes		—		(179)		—

TOTAL NET INCOME	1,852	1,814	1,693	1,486	1,306	1,145
Less participating policyholders’ net income (loss)	9	—	13	—	(1)	—

COMMON SHAREHOLDERS’ NET INCOME	$1,843	$1,814	$1,680	$1,486	$1,307	$1,145

Earnings per share
Basic
Net operating income	$3.14	$3.09	$2.81	$2.78	$2.15	$1.88
Cumulative effect of accounting changes		—		(0.30)		—

Common shareholders’ net income	$3.14	$3.09	$2.81	$2.48	$2.15	$1.88

Diluted
Net operating income	$3.12	$3.07	$2.79	$2.77	$2.15	$1.88
Cumulative effect of accounting changes		—		(0.30)		—

Common shareholders’ net income	$3.12	$3.07	$2.79	$2.47	$2.15	$1.88

Weighted average shares outstanding in millions
Basic	587	587	599	599	608	608
Diluted	590	590	602	602	608	608
* As restated for adoption of AcG 15 (Note 2).
ii) Comprehensive income:
U.S. GAAP includes the concept of comprehensive income. Comprehensive income is a measure of changes in the equity of the Company during the year. It includes both net income and other comprehensive income (OCI). OCI includes the movement in the foreign currency translation account, unrealized gains and losses on available-for-sale securities as well as the income tax impact arising therefrom, changes to deferred acquisition costs, and other liabilities.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
ii) Comprehensive income (Cont’d):

	2005	2004	2003

Total net income based on U.S. GAAP	$1,838	$1,486	$1,145
Other comprehensive income:
Change in unrealized foreign currency translation gains and losses*	(308)	(437)	(1,688)
Unrealized gains on available for sale securities	789	721	1,207
Reclassification adjustment for (gains) losses included in net income	(702)	(354)	(711)
Changes to deferred acquisition costs and other liabilities	19	(535)	(320)
Changes in gains on derivatives designated as cash flow hedges	12	4	6
Other	(11)	—	(95)
Additional minimum pension liability	(90)	(30)	(17)
Income taxes	(18)	4	(133)

Shareholders’ comprehensive income (loss)	$1,529	$859	$(606)

*	Shown as part of consolidated statements of equity under Cdn. GAAP.
iii) Consolidated balance sheets:

	2005		2004
	Cdn.	U.S.	Cdn.*	U.S.
	GAAP	GAAP	GAAP	GAAP

ASSETS
Bonds	$66,154		$64,496
Bonds — available for sale (amortized cost: 2005 — $57,870; 2004 — $57,120)		$61,417		$60,758
Bonds — trading		4,377		4,129
Mortgages and corporate loans	14,561	18,639	13,862	17,389
Stocks	3,856		3,463
Stocks — available for sale (amortized cost: 2005 — $2,209; 2004 — $1,692)		2,636		2,059
Stocks — trading		1,350		1,317
Real estate, net of accumulated depreciation (accumulated depreciation: 2005 — $368; 2004 — $333)	3,241	2,187	3,148	2,208
Policy loans	2,989	2,989	2,936	2,936
Cash and cash equivalents	2,740	2,733	3,748	3,759
Short-term securities(1)	2,351	2,349	2,210	2,379
Other invested assets	2,700	4,732	3,048	3,579

Total invested assets	98,592	103,409	96,911	100,513
Deferred acquisition costs	271	6,223	362	5,704
Future income taxes(2)	667	153	719	4
Goodwill	5,963	4,645	5,471	4,527
Intangible assets	801	803	751	754
Other assets	4,572	8,353	3,589	8,569
Segregated funds assets(3)		60,854		56,555

Total consolidated assets	$110,866	$184,440	$107,803	$176,626

Segregated funds net assets(3)	$60,984		$56,564

LIABILITIES AND EQUITY
Actuarial liabilities	$75,777	$48,597	$74,258	$47,856
Contract holder deposits		36,971		37,085
Other policy liabilities	1,712	3,278	1,798	3,022
Amounts on deposit	3,382	3,375	3,144	3,136
Future income taxes(2)	502	1,131	505	1,032
Deferred net realized gains	3,859		3,466
Senior debentures	2,492	2,492	1,920	1,920
Other liabilities	6,090	9,048	6,647	8,371

Total consolidated liabilities	93,814	104,892	91,738	102,422
Subordinated debt	1,456	1,456	1,462	1,462
Non-controlling interests in subsidiaries	50	50	188	195
Segregated funds liabilities(3)		60,854		56,555
Equity	15,546	17,188	14,415	15,992

Total consolidated liabilities and equity	$110,866	$184,440	$107,803	$176,626

Segregated funds contract liabilities(3)	$60,984		$56,564

*	As restated for adoption of AcG 15 (Note 2).

(1)	U.S. GAAP terminology is short-term investments.
(2)	U.S. GAAP terminology is deferred income tax.
(3)	U.S. GAAP terminology is separate accounts.

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
iv) Consolidated statements of equity:

	2005		2004
	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

PARTICIPATING POLICYHOLDERS’ CAPITAL ACCOUNT:
Balance, January 1	$85	$	$72	$
Net income attributed to participating policyholders	9		13

Balance, December 31	94		85

SHAREHOLDERS’ EQUITY:
PREFERRED SHARES
Balance, January 1	725	725	—	—
Shares issued, net of issuance costs	(13)	(13)	—	—

Balance, December 31	712	712	—	—

PAID IN CAPITAL
Balance, January 1	7,308	13,345	7,365	13,495
Common shares issued, net of issuance costs, as consideration for business acquisition(1)	—	—	—	—
Stock options exercised(2)	78	78	58	58
Common shares purchased for cancellation(1)	(164)	(301)	(126)	(230)
Stock option compensation(3)	17	17	11	12
Subsidiary equity transaction		9		10

Balance, December 31	7,239	13,148	7,308	13,345

RETAINED EARNINGS
Balance, January 1	8,116	2,907	7,212	2,094
Adjustment for change in accounting policy	3	—	4	—

Balance, beginning of period, as restated	8,119	2,907	7,216	2,094
Net income for the period attributed to shareholders	1,867	1,838	1,680	1,486
Dividends on common shares	(581)	(581)	(515)	(515)
Dividends on preferred shares	(24)	(24)	—	—
Common shares purchased for cancellation	(380)	(243)	(262)	(158)

Balance, December 31	9,001	3,897	8,119	2,907

CURRENCY TRANSLATION ACCOUNT
Balance, January 1	(1,097)	(1,270)	(673)	(833)
Changes for the period	(403)	(308)	(424)	(437)

Balance, December 31	(1,500)	(1,578)	(1,097)	(1,270)

ACCUMULATED UNREALIZED GAINS AND LOSSES
Unrealized gains on available-for-sale securities		2,696		2,694
Gains on derivatives designated as cash flow hedges		6		1
Deferred acquisition costs and other liabilities		(1,557)		(1,615)
Additional minimum pension liability		(136)		(70)

Balance, December 31		1,009		1,010

TOTAL EQUITY	$15,546	$17,188	$14,415	$15,992

(1)	Shown as share capital under Cdn. GAAP.
(2)	Shown as share capital and contributed surplus under Cdn. GAAP.
(3)	Shown as contributed surplus under Cdn. GAAP.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
v) Effect of differences between Cdn. GAAP and U.S. GAAP net income:
For the differences between Cdn. GAAP and U.S. GAAP net income listed below, please refer to the following section for a description of the differences in accounting policies.

	2005	2004*	2003*

Total net income in accordance with Cdn. GAAP	$1,876	$1,693	$1,306
Adjustments related to:
Investments
Bonds	208	266	274
Stocks and segregated fund units	265	229	(14)
Derivative instruments	493	117	453
Real estate	(54)	5	(83)

Total investments	912	617	630

Deferred acquisition costs
Deferred acquisition costs — deferred	720	909	860
Deferred acquisition costs — amortization and interest	(301)	(290)	(440)

Total deferred acquisition costs	419	619	420

Actuarial liabilities and other policyholder revenues and expenses
Premium and fees revenue	(5,448)	(5,528)	(5,786)
Payments to policyholders, beneficiaries and depositors	4,586	3,896	4,311
Actuarial liabilities	(402)	590	401

Total actuarial liabilities and other policyholder revenues and expenses	(1,264)	(1,042)	(1,074)

Other	(191)	(82)	(247)
Income tax effect of above adjustments	86	(140)	110
Change in accounting policy	—	(179)	—
Redemption premiums	—	—	—

Total net income in accordance with U.S. GAAP	$1,838	$1,486	$1,145

*	As restated for adoption of AcG 15 (Note 2).
B) SIGNIFICANT ACCOUNTING POLICY DIFFERENCES BETWEEN CDN. GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY
The Cdn. GAAP accounting and actuarial policies are discussed in Notes 1 and 10, respectively.

	Cdn. GAAP	U.S. GAAP
Bonds	Bonds are carried at amortized cost. Realized gains and losses are deferred and amortized to income using the constant yield method over the remaining period to maturity.	Bonds are carried at market value. The bonds are classified as available for sale or trading. Unrealized gains and losses are included in other comprehensive income if classified as available for sale, and included in net income if classified as trading. Realized gains and losses are included in net income immediately. Certain bonds are included in mortgages and corporate loans, as they do not meet the definition of a security.
Stocks	Stocks are originally recorded at cost. The carrying value is adjusted towards the fair value at 5% of the difference between fair value and carrying value per quarter. Realized gains and losses are deferred and amortized into net investment income at the rate of 5% of the unamortized balance each quarter. The Company records a write-down for any other than temporary decline in the value of the entire stock portfolio.	Stocks are carried at market value. The stocks are classified as available for sale or trading. Unrealized gains and losses are included in other comprehensive income if classified as available for sale, and included in net income if classified as trading. Other than temporary declines in the value of stock result in a write-down charged to income.
Real Estate	Real estate held for investment is originally recorded at cost. The carrying value is adjusted towards the fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter. The Company records a write-down for any other than temporary decline in the value of the entire real estate portfolio.	Real estate held for investment is carried at depreciated cost. Realized gains and losses on sales are reflected in income immediately. Other than temporary declines in value of specific properties result in a write-down charged to income.

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

	Cdn. GAAP	U.S. GAAP
Derivatives	Most of the Company’s derivatives are accounted for as either fixed term portfolio investments or equity portfolio investments. Fixed term portfolio investment accounting reports investments at amortized cost. Equity portfolio investments are carried at a value calculated using a moving average market method. Realized gains and losses on the derivatives are deferred and amortized into net investment income.

Certain derivative instruments are classified as hedges and either accounted for using hedge accounting or fair value accounting. Under hedge accounting, the accounting for the derivative follows the underlying asset or liability that is being hedged. Under fair value accounting, the derivative instrument is recorded at fair value on the balance sheet with increases or decreases recorded to net investment income. Foreign exchange exposure of an anticipated purchase transaction may qualify for hedge accounting.	Derivative instruments are carried at their fair values. Changes in fair values of derivatives that are not hedges are recorded in income as they arise. For fair value hedges, the gain or loss on the derivative as well as the related offsetting adjustment to the carrying value of the hedged item for the effective portion of the hedging derivative are recognized in income. For cash flow hedges, the effective portion of the changes in the fair value of the derivatives is recorded in other comprehensive income and the ineffective portion is recognized in income.

If an option within an insurance contract has economic characteristics that are different from that of the insurance contract and the option meets the definition of a derivative instrument, the option is known as an embedded derivative. The embedded derivatives are separately accounted for as stand-alone derivatives and carried at fair values with the changes in fair value recorded in income. Foreign exchange exposure of an anticipated purchase transaction would not qualify for hedge accounting.
Deferred acquisition costs	Costs of acquiring new insurance and annuity business, primarily commissions; underwriting; issue expenses and agency expenses are implicitly recognized in actuarial liabilities for most of the policies.	Acquisition costs are deferred and recorded as an asset. Amortization of such costs is dependent on the product to which the costs relate. For participating life insurance contracts, except for participating policies in the United Kingdom, amortization is based on a constant percentage of gross margin. For universal life and investment-type contracts, amortization is based on a constant percentage of gross profit. For other non-participating products, including term, group and disability insurance, as well as participating policies in the United Kingdom, amortization is based on a constant percentage of premium. In cases where amortization is based on gross profit or margin, and available- for-sale bonds or stocks are used to support the underlying contract liability or actuarial reserve, a portion of the unrealized gains and losses balance is removed from equity and netted against the deferred acquisition cost balance.
Actuarial liabilities and contract holder deposits	Actuarial liabilities are calculated in accordance with Canadian generally accepted actuarial practice. This method uses best estimate assumptions for future experience factors adjusted to provide modest margins for adverse deviation in each experience factor.	The actuarial liabilities for participating life policies, except those in the United Kingdom, are computed using a net level premium reserve method with interest and mortality assumptions based primarily upon those assumptions used for establishing the cash surrender values in the contract. For universal life-type and investment contracts, contract holder deposits represent account balances and U.S. GAAP liabilities primarily equal account value balances. The account values represent an accumulation of gross deposits received plus credited interest less withdrawals, expenses and mortality charges. Other non-participating products include term, group and disability insurance. For these products, as well as participating contracts in the United Kingdom, a net level premium method is used with assumptions locked in at time of issue, unless the business is in a loss recognition position, in which case a best estimate gross premium valuation is used.
Deferred net realized gains	Realized gains and losses on sales of invested assets are deferred and amortized.	Realized gains and losses are recognized in income immediately.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

	Cdn. GAAP	U.S. GAAP
Premium revenue, fee income, maturities and surrenders, and interest on claims and deposits	Premiums for universal life and other investment-type contracts are recorded as revenue, and a liability for future policy benefits is established as a charge to income. Interest accrued on contracts is shown as an increase in actuarial liabilities. Payments to contract holders upon maturity are reflected as an expense with an offsetting reduction to the increase in actuarial liabilities.	Amounts received for universal life and investment-type contracts are not included in the income statement but are reported as deposits to contract holder account balances. Revenues from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administration and surrender charges, and are included in fee income when earned. Interest accrued on contracts is included in interest on claims and deposits. Payments upon maturity or surrender are reflected as reductions to the contract holder deposits on the balance sheet. Other payments in excess of the account value, such as death claims, are reflected as an expense.
Minimum pension liability	There is no requirement to record the additional minimum pension liability.	For a defined benefit pension plan, an additional minimum pension liability is required to be recognized if an unfunded Accumulated Benefit Obligation (ABO) exists and (i) an accrued benefit asset is recorded, or (ii) an accrued benefit liability is recorded for an amount less than the unfunded ABO. The additional minimum liability is calculated by reference to the excess of the ABO, which is smaller than the Projected Benefit Obligation (PBO) since it does not recognize projected future compensation increases, over the fair value of plan assets. If an additional minimum liability is required to be recognized for a defined benefit pension plan, an intangible asset is recorded up to the amount of any unamortized past service cost, and/or unamortized transitional obligation with any remaining excess recorded as part of other comprehensive income. The additional minimum liability is recorded as an accrued benefit liability.
Redemption of subordinated debts	Redemption premiums are recorded once an obligation to redeem the principal amount of capital debentures is incurred.	Redemption premiums are recorded when the principal amount of the capital debentures is redeemed.
Cumulative translation adjustment	A proportionate amount of the exchange gain or loss accumulated in the separate component of shareholders’ equity is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.	A proportionate amount of exchange gains or losses accumulated in the separate component of shareholders’ equity is reflected in net income only when there is a reduction in the Company’s net investment in the foreign operation resulting from the sale of all or part of the foreign operation.
Guarantees	Disclosure is required for all significant guarantees provided by the Company.	In addition to the disclosure requirements, for all guarantees issued or modified after December 31, 2002, recognition of a liability is required at the fair value of the obligation assumed.
Future income tax asset and liability(1)	Future income tax liabilities and assets are recognized based on the differences between the accounting values of assets and liabilities and their related tax bases using income tax rates of enacted or substantially enacted tax law.	Future income tax liabilities and assets are recorded based on income tax rates of currently enacted tax law. Differences in the provisions for income taxes arise from differing accounting policies for assets and liabilities, and differences in the recognition of tax rate changes are disclosed in part C (vii) of this note.
Segregated funds(2)	Assets and liabilities of segregated funds are shown separately from general assets and liabilities of the Company. The Company’s investment in segregated funds is included in other invested assets.	Assets and liabilities are called separate accounts and are required to be included within the financial statements of the Company. Any excess of the separate account assets over separate account liabilities primarily represents the Company’s investment in segregated funds.
The Company’s investment in separate accounts is included in other invested assets, consistent with Cdn. GAAP.

(1)	U.S. GAAP terminology is deferred income tax.
(2)	U.S. GAAP terminology is separate accounts.

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
C) ADDITIONAL INFORMATION REQUIRED TO BE REPORTED UNDER U.S. GAAP
i) Realized gains (losses) from sales and redemptions of available-for-sale securities included in net realized gains:

	2005	2004	2003

Bonds:
Gross realized gains	$618	$698	$618
Gross realized losses	$(122)	$(216)	$(266)
Stocks:
Gross realized gains	$217	$233	$27
Gross realized losses	$(65)	$(51)	$(91)
ii) Change in net unrealized gains included in net investment income for securities classified as trading:

	2005	2004	2003

Bonds	$12	$41	$54
Stocks	$348	$201	$113
iii) Real estate: The depreciation expense included in the U.S. GAAP other expenses is as follows:

	2005	2004	2003

Depreciation expense	$56	$59	$37
iv) Derivatives: When the Company enters into a derivative contract, management decides if the derivative should be designated as a hedge of an identified risk exposure and documented in order to obtain hedge accounting following the requirements of Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. With the exceptions noted below, hedge accounting is not pursued under SFAS 133 for most derivative instruments, and the derivatives are recorded on the balance sheet at their fair values with changes in their fair values reported in net investment income. As at December 31, 2005, the Company had equity forwards designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans expected to occur in 2007 and 2008. The difference between the forward price and the spot price of these forwards is excluded from the assessment of hedge effectiveness and was recorded in net investment income in 2004 and 2005. A portion of the amount included in OCI related to these forwards is reclassified to income as the liability is accrued for the stock-based compensation awards over the vesting period. In 2004, the Company had designated certain interest rate swaps as cash flow hedges of the interest rate risk relating to a floating rate loan. These swaps expired in 2005.
Additional information pertaining to these cash flow hedges is as follows:

	2005	2004

Change in fair value	$8	$3
Amount reclassified from OCI to income during the reporting period	$4	$1
Amount expected to be reclassified to income during the next 12 months	$3	$1
Component of loss excluded from hedge effectiveness assessment	$2	$2
The above numbers are all net of income taxes. There was no ineffectiveness from these hedges reported to net income in 2005 and 2004.
In both 2004 and 2005, the Company designated certain cross currency interest rate swaps and forwards as hedges of the currency exposure of net investments in foreign operations. The gain (loss) on these derivatives of $46 is included in the foreign currency translation account movement for 2005 ($85 in 2004) in the statements of comprehensive income. In 2005, the Company designated certain cross currency interest rate swaps as fair value hedges of the foreign currency exposure on foreign currency bonds. There was no ineffectiveness recorded to net income for any of these hedges.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
v) Unrealized loss positions for which an other than temporary impairment has not been recognized
The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual available-for-sale securities have been in a continuous unrealized loss position, at December 31, 2005.

	Less than 12 months		12 months or more		Total

		Unrealized		Unrealized		Unrealized
Description of securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Debt securities	$16,140	$(322)	$3,755	$(255)	$19,895	$(577)
Common stock	174	(21)	40	(20)	214	(41)

Total temporarily impaired securities	$16,314	$(343)	$3,795	$(275)	$20,109	$(618)

Available for sale debt securities have generally been identified as temporarily impaired if their amortized cost as at December 31, 2005, was greater than their fair value, resulting in an unrealized loss. Unrealized gains and losses in respect of investments designated as trading have been included in net income and have been excluded from the above table.
Unrealized losses are largely due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s asset/liability management practices, and based on a review of these investment holdings, it is believed that the contractual terms of these debt securities will be met and/or the Company can hold these investments until recovery in value.
A total of 3,101 debt securities were in an unrealized loss position at December 31, 2005, of which 2,460 were in a continuous loss position for less than 12 months and 641 positions for 12 months or more. Of the 2,460 debt securities, unrealized losses less than 12 months included 1,705 positions with an aggregate fair value of $6,060 (302 positions with an aggregate fair value of $514 for 12 months or more) having unrealized losses of less than one hundred thousand dollars per individual holding. A total of 107 common stock positions were in a loss position at December 31, 2005, of which 83 were in a continuous loss position for less than 12 months and 24 positions for 12 months or more. Of the 83 common stock positions, unrealized losses less than 12 months included 53 positions with an aggregate fair value of $39 (12 positions with an aggregate fair value of $3 for 12 months or more) having unrealized losses of less than one hundred thousand dollars per individual holding.
vi) Stock-based compensation: The intrinsic value method of accounting was used to account for stock options that were granted in 2001 under Cdn. and U.S. GAAP. In 2002, the Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method effective January 1, 2002, on a prospective basis. Had the fair value method been used for the options granted in 2001, there would have been no net income impact for the year ended December 31, 2005 ($2 reduction in net income in 2004 and $6 in 2003). Basic and diluted earnings per share for 2005 and 2004 would not have been impacted while both basic and diluted earnings per share for 2003 would have been reduced by $0.01.

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
vii) Future income tax asset and liability(1): Differences between Cdn. GAAP and U.S. GAAP that arise from differing accounting policies for assets and liabilities and differences in the recognition of tax rate changes are as follows:

	2005

	Future Income Tax Asset(1)		Future Income Tax Liability(1)

	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

Investments	$198	$(208)	$395	$1,852
Actuarial liabilities	18	978	(14)	(2,159)
Deferred acquisition costs	301	(506)	9	1,081
Losses available for carry forward	177	14	(2)	(166)
Other	74	(119)	114	478

Future tax asset/liability before valuation allowance	768	159	502	1,086
Valuation allowance	(101)	(6)	—	45

Total	$667	$153	$502	$1,131

	2004

	Future Income Tax Asset (1)		Future Income Tax Liability (1)

	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

Investments	$196	$(262)	$484	$1,804
Actuarial liabilities	134	688	35	(2,424)
Deferred acquisition costs	300	(446)	(2)	682
Losses available for carry forward	250	16	(40)	(277)
Other	36	8	28	880

Future tax asset/liability before valuation allowance	916	4	505	665
Valuation allowance	(197)	—	—	367

Total	$719	$4	$505	$1,032

(1)	U.S. GAAP terminology is deferred income tax.
viii) Acquisition: The Company acquired all of the outstanding common shares of CMG Asia effective October 18, 2005, as described in Note 3. The following amounts of the assets, liabilities and goodwill at the dates of acquisition under Cdn. and U.S. GAAP are different due to the different accounting policies used for the two standards.

	CMG Asia

	Cdn. GAAP		U.S. GAAP

Invested assets acquired	$1,548		$1,548
Other assets acquired(1)	122		422
Segregated funds assets acquired	—		532

	1,670		2,502

Actuarial liabilities and other policy liabilities acquired	1,453		1,344
Amounts on deposit acquired	159		159
Other liabilities acquired	40		38
Segregated funds liabilities acquired	—		532

	1,652		2,073

Net balance sheet assets acquired	$18		$429

Considerations given:
Cash cost of acquisition	$535	(2)	$513
Transaction and other related costs	9		9

	$544		$522

Goodwill on acquisition	$526		$93

(1)	Other assets acquired included value of business acquired of $287 under U.S. GAAP.

(2)	Includes the cost to hedge the foreign exchange exposure of the purchase price.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
The following supplemental unaudited pro forma information has been prepared to give effect to the acquisition of CMG Asia, as if the transaction had been completed at the beginning of 2003. This information is calculated by combining the results of operations of the Company for 2005, 2004 and 2003 with that of CMG Asia prior to the acquisition date. The pro forma information is not intended to reflect what would have actually resulted had the transaction been completed at the beginning of 2003 or what may be obtained in the future. Where applicable the impact of synergy savings and integration costs arising from the acquisition have been reflected.
Supplemental unaudited pro forma condensed information:

	2005	2004	2003

Revenue	$17,136	$16,809	$16,767

Total common shareholders’ net income before realized gains	$1,034	$709	$792
Net realized gains	791	810	383

Common shareholders’ net income	1,825	1,519	1,175

Weighted average number of shares outstanding (in millions)	587	599	608
Basic earnings per share	$3.11	$2.54	$1.93

Shareholders’ net income on a diluted basis	$1,820	$1,517	$1,175
Weighted average number of shares outstanding on a diluted basis (in millions)	590	602	608
Diluted earnings per share	$3.08	$2.52	$1.93
ix) Earnings per share:
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2005		2004		2003

	Cdn.	U.S.	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Common shareholders’ net income before cumulative effect of accounting changes	$1,843	$1,814	$1,680	$1,665	$1,307	$1,145
Cumulative effect of accounting changes, net of income taxes		—		(179)		—

Common shareholders’ net income	$1,843	$1,814	$1,680	$1,486	$1,307	$1,145
Less: Effect of stock options of subsidiaries	5	5	2	2	—	—

Common shareholders’ net income on a diluted basis	$1,838	$1,809	$1,678	$1,484	$1,307	$1,145

Weighted average number of shares outstanding (in millions)	587	587	599	599	608	608
Add: Adjustments relating to the dilutive impact of stock options	3	3	3	3	—	—

Weighted average number of shares outstanding on a diluted basis (in millions)	590	590	602	602	608	608

x) Statements of cash flows: Under Cdn. GAAP, deposits, maturities and withdrawals related to investment-type contracts and universal life contracts are included in operating activities. Under U.S. GAAP, deposits, maturities and withdrawals are reflected as financing activities; these cash flow items are as follows:

	2005	2004	2003

Deposits and withdrawals reclassified to financing activities:
Deposits to policyholders’ accounts	$6,401	$5,656	$6,102

Withdrawals from policyholders’ accounts	$6,021	$5,986	$6,363

xi) Guarantees: No material guarantees were identified that required recognition in these consolidated financial statements.
xii) Liabilities for Contract Guarantees: The Company offers various guarantees to certain policyholders including a return of no less than (a) total deposits made on the contract less any customer withdrawals, (b) total deposits made on the contract less any customer withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death, upon annuitization, or at specified dates during the accumulation period of an annuity.
For policies with a guaranteed minimum death benefit, the net amount at risk represents the excess of the value of the guaranteed minimum death benefit over the account value. This is a hypothetical amount that would only have been payable on December 31, 2005, had all of the policyholders died on that date. For policies with a guaranteed minimum income benefit, the net amount at risk represents the excess of the cost of an annuity to meet the minimum income guarantee over the account value. For the most part, these guarantees may not yet be exercised and there are limitations on when these guarantees may be exercised.

www.sunlife.com Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
The table below represents information regarding the Company’s variable annuity and unit-linked pension contracts with guarantees at December 31, 2005:

			Weighted Average Attained
Benefit type	Account Balance	Net Amount at Risk	Age of Contract Holders

Minimum death	$34,164	$3,442	60
Minimum income	$3,006	$873	49
Minimum accumulation or withdrawal	$2,388	$—	58
The following summarizes the additional reserve for the minimum guaranteed death benefit and income benefit at December 31, 2005:

	Minimum	Guaranteed
	Guaranteed Death	Minimum Income
	Benefit	Benefit	Total

Balance at January 1, 2004	$64	$183	$247
Incurred guaranteed benefits	30	1	31
Paid guaranteed benefits	(57)	(13)	(70)
Interest	1	21	22
Effect of changes in currency exchange rates	(1)	1	—

Balance at December 31, 2004	37	193	230

Benefit ratio and assumption changes	19	—	19
Incurred guaranteed benefits	43	1	44
Paid guaranteed benefits	(43)	(22)	(65)
Interest	2	51	53
Effect of changes in currency exchange rates	10	(29)	(19)

Balance at December 31, 2005	$68	$194	$262

The liability for death and income benefit guarantees is established equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract benefits divided by the present value of all expected contract charges. The benefit ratio may be in excess of 100%. For guarantees in the event of death, benefits represent the current guaranteed minimum death payments in excess of the current account balance. For guarantees at annuitization, benefits represent the present value of the minimum guaranteed annuity benefits in excess of the current account balance.
Projected benefits and assessments used in determining the liability for guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected future gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based upon factors such as eligibility conditions and the annuitant’s attained age. The liability for guarantees will be re-evaluated periodically, and adjustments will be made to the liability balance through a charge or credit to policyowner benefits.
Guaranteed minimum accumulation benefits and withdrawal benefits are considered to be derivatives under SFAS No. 133, and are recognized at fair value through earnings. The guaranteed minimum accumulation and withdrawal benefits was a liability of $194 and $190 as at January 1, 2005 and December 31, 2005, respectively.
D) U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS ADOPTED BY THE COMPANY IN 2005
i) EITF 03-6 – Participating Securities and the Two-Class Method Under Financial Accounting Standards Board (FASB) Statement No. 128, Earnings Per Share: On March 21, 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on EITF 03-6. This EITF requires the calculation of earnings per share to be changed to measure the impact of certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity, provided such entitlement is nondiscretionary and objectively determinable. EITF 03-6 is effective for the first interim or annual reporting period that begins after March 31, 2004, and requires retroactive adjustment to earnings per share presented for prior periods. This change in accounting policy did not have a material impact on these consolidated financial statements.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
E) U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS NOT YET ADOPTED BY THE COMPANY
i) FASB Statement No. 153 — Exchanges of Non-monetary Assets (SFAS 153): In December 2004, the FASB issued SFAS No. 153, an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company will apply the accounting requirements to non-monetary exchanges in 2006 but does not expect this Statement to have a material impact on its consolidated financial statements.
ii) FASB Statement No. 154 — Accounting Changes and Error Corrections (SFAS 154): FASB issued SFAS 154, applying to all voluntary accounting principle changes as well as the accounting for and reporting of such changes. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 requires that voluntary changes in accounting principles be retrospectively applied to financial statements from previous periods unless such application is impracticable. The Company will apply this Statement for accounting changes and error corrections occurring in 2006.
iii) FASB Statement No. 123R — Share-Based Payment (SFAS 123R): On December 16, 2004, the FASB issued SFAS 123R which replaces FASB Statement No.123 (SFAS 123), Accounting for Stock-Based Compensation, and eliminates the ability to account for share-based payment transactions using APB Opinion No.25, Accounting for Stock Issued to Employees. The Company is required to apply SFAS 123R effective January 1, 2006. SFAS 123R covers the accounting requirements for a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS 123R requires that compensation cost for employee stock-based compensation be measured based on the grant-date fair value and recognized in the financial statements over the vesting period. Costs related to liability instruments are to be based on its current fair value and remeasured subsequently at each reporting date. Since the Company is currently applying the fair value method of SFAS 123 for recognition of compensation cost, SFAS 123R will not have a material impact on its 2006 consolidated financial statements.
iv) Securities Exchange Commission (SEC) Staff Accounting Bulletin No.107 (SAB 107): The SAB is consistent with and does not alter any of the conclusions or requirements of Statement 123R. SAB 107 provides practical guidance regarding certain matters important to selecting and applying models. The Company does not expect this SAB to have a material impact on its consolidated financial statements in 2006.
24. Comparative Figures
Certain comparative figures have been restated to conform with the presentation adopted in 2005.

www.sunlife.com Annual Report 2005

APPOINTED ACTUARY’S REPORT/AUDITORS’ REPORT
Appointed Actuary’s Report
THE SHAREHOLDERS AND DIRECTORS
OF SUN LIFE FINANCIAL INC.
I have valued the policy liabilities of Sun Life Financial Inc. for its consolidated balance sheets at December 31, 2005 and 2004 and their change in the consolidated statements of operations for the years then ended in accordance with accepted actuarial practice, including selection of appropriate assumptions and methods.
In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.
Robert W. Wilson
Fellow, Canadian Institute of Actuaries
Toronto, Canada
February 13, 2006
Auditors’ Report
THE SHAREHOLDERS OF
SUN LIFE FINANCIAL INC.
We have audited the consolidated balance sheets of Sun Life Financial Inc. and the separate consolidated statements of segregated funds net assets as at December 31, 2005 and 2004, and the consolidated statements of operations, equity, cash flows and changes in segregated funds net assets for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its segregated funds as at December 31, 2005 and 2004 and the results of the Company’s operations, its cash flows and the changes in its segregated funds net assets for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
Deloitte & Touche LLP
Chartered Accountants
Toronto, Canada
February 13, 2006

Sun Life Financial Inc.